Exhibit 99.1

Franco-Nevada

Franco-Nevada
Franco-Nevada

2024

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

Dear Shareholders:

March 14, 2024

Our objective is to build a diversified, top-line business that is a hedge against market volatility and is exposed to the exploration success of the mining industry. This approach has resulted in a history of leading returns, but in late 2023 we were challenged by the unprecedented production halt at Cobre Panama. Despite the hopefully temporary production halt at this asset, our business remains robust. We finished the year with no debt and US$1.4B of cash. The balance of our business continues to generate approximately US$800M in cash flow from operations each year.

While the closure caused a greater than 20% decline in our share price, our top-line business model still generated industry-leading revenue and cash flow for 2023. Our business is high margin and not impacted by industry cost inflation. In 2023, we generated an 83% Adjusted EBITDA Margin(1) and a 56% Adjusted Net Income Margin(1).

In 2023, we acquired a number of royalty interests principally on gold mines and projects in Canada, Chile, Australia and the USA. A drop in U.S. natural gas prices also allowed us to add to our natural gas royalty interests.

We allocate capital on behalf of our shareholders to operations that treat the environment and their host communities responsibly. We receive top-level ratings from the ESG rating agencies and, notably, are the top-ranked company in the Gold sector and in the broader Precious Metals sector by Sustainalytics in 2024.

Our objective is to have a sustainable and progressive dividend that is dependable despite commodity price volatility and asset-specific disruptions. In January 2024, our Board increased our dividend for the 17th consecutive year. Investors from our IPO are now achieving a 9.4% yield in US$ and a 12.8% yield in C$.

In terms of growth, Franco-Nevada has organic growth from our existing assets and a strong treasury to facilitate acquisitions. There is also the potential for future contributions from Cobre Panama if operations resume.

We expect GEOs from the balance of our business (excluding Cobre Panama) to increase from 498,447 GEOs sold in 2023 to between 540,000 and 600,000 GEOs by 2028 from organic growth alone. Two-thirds of this growth is already under construction. Our portfolio of exploration and development stage royalties also provides resource optionality from the world’s most prospective resource trends.

At year-end, we had US$2.4B in available capital, including cash balances, and a committed unused credit facility. We passed on low return deals in the period following COVID-19 and are now fortunate to have a strong treasury in today’s capital-constrained world.

We strongly prefer a solution providing for the resumption of operations at Cobre Panama with the support of the Panamanian people and the Government. The mine contributes 4-5% of Panamanian GDP, provides valued jobs to 7,000 direct employees, furnishes support to its local communities and has a strong environmental performance record.

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The operation has the potential to generate substantial benefits for Panama over several generations.

We operate our business with a small team of 40 people and have kept overhead low while our asset base has grown substantially. Our success is a result of a highly capable team and the guidance of an experienced and engaged Board of Directors. They have a material stake in the business and think like owners.

David Harquail (L) and Paul Brink (R) at the Detour Lake mine.

Geopolitical risks are an increasing challenge for the mining industry. We remain convinced our business model of maintaining a diversified portfolio with a stronger balance sheet will prove to be the best strategy for shareholders.

Thank you for your ongoing trust and support.

“David Harquail”“Paul Brink”

Chair of the BoardPresident & CEO

Note

(1)Adjusted EBITDA Margin and Adjusted Net Income Margin are Non-GAAP Financial Measures. Please see “Schedule “B” Non-GAAP Financial Measures” for a reconciliation to the most comparable GAAP financial measure.

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Notice of Annual and Special Meeting of Shareholders

Annual and Special Meeting (the “Meeting”) of the shareholders of Franco-Nevada Corporation (the “Corporation”)

Date:	Wednesday, May 1, 2024

Time:	4:00 p.m. (Toronto time)

Venue:	Virtually at https://web.lumiagm.com/470546848 and in person at Lumi Experience Toronto, 200 Bay Street, Suite 1600, North Tower, Toronto, Ontario M5J 2J2

Items of Business:	✓	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2023, together with the auditors’ report thereon;

	✓	to elect the directors of the Corporation;

✓

to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

	✓	to consider and, if thought appropriate, pass, with or without variation, an advisory resolution on the Corporation’s approach to executive compensation; and

	✓	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The management information circular (the “Circular”) dated March 14, 2024 provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Hybrid Meeting

The Corporation plans on holding a hybrid meeting this year. The virtual meeting will be via live webcast at https://web.lumiagm.com/470546848 and the in-person meeting at Lumi Experience Toronto, 200 Bay Street, Suite 1600, North Tower, Toronto, Ontario M5J 2J2. Registered shareholders and their duly appointed proxyholders can attend, submit questions and vote at the Meeting. Non-registered or beneficial shareholders must appoint themselves (or someone to attend on their behalf) as proxyholder in order to be able to vote at the Meeting. Otherwise, such non-registered or beneficial shareholders will only be able to attend as a guest. Detailed instructions on how to participate in the Meeting (either virtually or in person) are provided in the attached Circular. It is possible that changes to the date, time or location/format of the Meeting may be required. We will announce any changes or updates in respect of our Meeting on our website or by press release.

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Notice and Access

The Corporation is using the notice and access procedure (“Notice and Access”) adopted by the Canadian Securities Administrators for the delivery of the Circular. Under Notice and Access, shareholders are still entitled to receive a form of proxy (or voting instruction form) enabling you to vote at the Meeting. However, instead of receiving paper copies of the Circular, shareholders receive this notice of meeting which contains information on how to access the Circular electronically. Notice and Access reduces costs and is more environmentally friendly as it reduces the printing and mailing of documents.

The Circular and form of proxy (or voting instruction form) provide additional information concerning the matters to be dealt with at the Meeting. Shareholders are reminded to review all information contained in the Circular prior to voting.

For more information about Notice and Access procedures, please call toll-free at 1-866-964-0492.

Websites Where Meeting Materials are Posted

The Circular is available on the following Notice and Access website hosted by Computershare Investor Services Inc. (Canada): www.envisionreports.com/franco-nevada2024. The Circular is also available on the Corporation’s website, www.franco-nevada.com, under the Corporation’s profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

How to Obtain Paper Copies of Meeting Materials

All shareholders may request that paper copies of the Circular be sent to them by post delivery free of charge. Requests may be made up to one year from the date that the Circular is posted on the Corporation’s website. Prior to the Meeting, shareholders may request a paper copy of the Circular by calling the applicable toll-free number set out below and a copy will be mailed within three business days of receiving such request:

For registered shareholders: 1-866-962-0498 within North America and 1-514-982-8716 from outside North America. The 15-digit control number found on the proxy form will be required

For beneficial shareholders: 1-877-907-7643 within North America and 1-303-562-9305 from outside North America or you may electronically submit a request at www.proxyvote.com. The 16-digit control number found on the voting instruction form will be required

If a shareholder wishes to receive the Circular prior to the voting deadline as described below, the request should be made before 5:00 p.m. (Toronto time) on April 17, 2024.

After the Meeting, shareholders may request a paper copy of the Circular by calling 1-844-916-0609 within North America and 1-303-562-9305 from outside North America and a copy will be mailed within ten calendar days of receiving such request.

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Voting

Shareholders are encouraged to vote. Registered shareholders as of the close of business on March 11, 2024 will be entitled to receive notice of, and vote at, the Meeting and any adjournment thereof. Please read the attached Circular carefully as it provides instructions on how shareholders can vote by proxy or virtually.

To be valid, proxies must be deposited with Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, no later than 5:00 p.m. (Toronto time) on April 29, 2024 or on the second business day preceding the date of any adjournment of the Meeting.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

By order of the Board of Directors

“Lloyd Hong”

Chief Legal Officer & Corporate Secretary

Dated at Toronto, the 14th day of March, 2024.

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PROXY INFORMATION – Q&A

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Franco-Nevada Corporation (the “Corporation” or “Franco-Nevada”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held by live webcast at https://web.lumiagm.com/470546848 and in person at Lumi Experience Toronto, 200 Bay Street, Suite 1600, North Tower, Toronto, Ontario M5J 2J2 on Wednesday, May 1, 2024, at 4:00 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the “Notice of Meeting”).

Who can vote?

The directors have fixed March 11, 2024 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Shareholders of record on such date are entitled to vote at the Meeting.

Who is soliciting my proxy?

Management of the Corporation is soliciting your proxy. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefor. The total cost of the solicitation will be borne directly by the Corporation.

How do I vote?

Registered Shareholders

You are a Registered Shareholder if you hold your shares in your own name. A Registered Shareholder may vote via proxy in advance of the Meeting or during the Meeting (either virtually or in person). If you vote in advance of the Meeting via proxy and also vote at the Meeting, your voting instructions received via proxy will be revoked.

Beneficial Shareholders

You are a Beneficial Shareholder if your shares are not held in your own name and are held through your broker, investment dealer, bank, trust company, custodian or clearing agency, nominee or other intermediary. A Beneficial Shareholder may vote via VIF (as defined below) in advance of the Meeting or during the Meeting (either virtually or in person). If you vote in advance of the Meeting via VIF and also vote at the Meeting, your voting instructions received via VIF will be revoked.

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Voting in advance of the Meeting via proxy or VIF

Registered Shareholder - Voting by Proxy

Registered Shareholders will receive a proxy form which can be completed in advance of the Meeting and provide voting instructions. The proxy form can be completed by mail, telephone or via the internet. The proxy form provides detailed instructions on how to use any of these voting options.

The persons named in the enclosed form of proxy are officers or directors of the Corporation. You have the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified in such form of proxy to attend and act on your behalf at the Meeting.

If you submit a proxy without specific voting instructions, your shares will be voted FOR each of the matters referred to herein.

A shareholder who has given a proxy may revoke it:

(i)	by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder’s attorney authorized in writing either:
a.	at the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof; or
b.	at the offices of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1; or
(ii)	in any other manner permitted by law.

Beneficial Shareholder – Voting by VIF

Common shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific voting instructions, brokers and their nominees are prohibited from voting common shares held for Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person or that a proxyholder is duly appointed to attend the Meeting.

Applicable securities regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communications Corporation (“Broadridge”). Broadridge supplies a voting instruction form (“VIF”) and the VIF can be completed by mail, telephone or via the internet.  The VIF provides detailed instructions on how to use any of these voting options.

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Voting at the Meeting

Registered Shareholders

Virtually

If you are a Registered Shareholder and wish to virtually vote at the Meeting instead of via proxy you should go to https://web.lumiagm.com/470546848 prior to the start of the Meeting to login. Click on “I have a login” and enter your 15-digit control number along with the password “franco2024”. Please follow the prompts provided once you have logged into the Meeting.

In Person

If you are a Registered Shareholder and wish to vote in person at the Meeting instead of via proxy, you should register with Lumi when you arrive at the Meeting.

If you are a Registered Shareholder and wish to appoint someone to attend as your proxyholder, please see “Voting by Proxyholder” below.

Beneficial Shareholders

If you are a Beneficial Shareholder and you wish to attend and vote (either virtually or in person) at the Meeting or appoint someone to attend as your proxyholder, please see “Voting by Proxyholder” below.

Voting by Proxyholder

Virtually

There is a two-step process that must be completed for any Registered or Beneficial Shareholder that wishes to appoint a proxyholder (other than the named Management Appointees) to virtually represent and vote on such shareholder’s behalf at the Meeting. Specifically, the following two steps need to be completed:

(1)	You must follow the instructions provided in the proxy (in the case of Registered Shareholders) or VIF (in the case of Beneficial Shareholders) to appoint your proxyholder. You may appoint yourself or a third party that does not need to be a shareholder.
(2)	Once you have submitted your proxy or VIF with your new proxyholder, you must register your proxyholder at https://www.computershare.com/FrancoNevada by April 29, 2024 and provide the necessary contact information for your proxyholder so that Computershare may provide the proxyholder with a username via email.

Failure to complete both steps outlined above will result in the proxyholder not receiving a username to participate in the Meeting.

If you are a proxyholder, go to https://web.lumiagm.com/470546848 prior to the start of the Meeting to login. Click on “I have a login” and enter your username along with the password “franco2024”. Please follow the prompts provided once you have logged into the Meeting.

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In Person

If you are a Beneficial Shareholder and wish to attend the Meeting in person or appoint some other person or company, who need not be a shareholder, to attend in person and act on your behalf at the Meeting or any adjournment or postponement thereof, please follow the instructions contained in the VIF.

Guests

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. If you wish to simply attend the Meeting, please go to https://web.lumiagm.com/470546848 prior to the start of the Meeting and click on “I am a guest” and complete the online form or attend in person at Lumi Experience Toronto, 200 Bay Street, Suite 1600, North Tower, Toronto, Ontario M5J 2J2 and register as a guest.

Q&A at the Meeting

Attendees at the Meeting will have the opportunity to submit questions either virtually or in person.

Notice and Access

This Circular is being sent to both Registered Shareholders and Beneficial Shareholders of our common shares using Notice and Access, the delivery procedures that allow the Corporation to send shareholders paper copies of a Notice of Meeting and form of proxy (or VIF) while providing shareholders access to electronic copies of the Circular over the internet or the option to receive paper copies of the Circular if they so request within the prescribed time periods. For more information, please refer to the Notice of Meeting delivered to you.

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MANAGEMENT INFORMATION CIRCULAR

Except where otherwise indicated, this Circular contains information as of the close of business on March 14, 2024.

Voting Securities and Principal Holders Thereof

As at March 14, 2024, there were 192,175,042 common shares of the Corporation issued and outstanding. Each common share has the right to one vote on each matter at the Meeting.

To the knowledge of the directors and officers of the Corporation, there are no persons or companies beneficially owning, or exercising control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed below, management of the Corporation is not aware of a material interest, direct or indirect, by way of beneficial ownership of common shares or otherwise, of any director or officer of the Corporation at any time since the beginning of the Corporation’s last financial year, of any proposed nominee for election as a director of the Corporation, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

Reporting Currency

Please note that all dollar amounts reported in this Circular are reported in Canadian dollars and the symbol $ or C$ refers to the Canadian dollar, unless otherwise indicated.

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BUSINESS OF THE MEETING

Item 1 – Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2023 and the auditors’ report thereon will be placed before the shareholders at the Meeting. The audited consolidated financial statements are available from the Corporation upon request or they can be found on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com.

Item 2 – Election of Directors

At the Meeting, it is proposed that nine directors be elected to the board of directors of the Corporation (the “Board”). Each director’s term of office will expire at the next annual meeting of shareholders of the Corporation or when his or her successor is duly elected or appointed, unless his or her term ends earlier in accordance with the articles or by-laws of the Corporation, he or she resigns from office or becomes disqualified to act as a director of the Corporation.

For further information on the director nominees, director compensation and our corporate governance practices, please refer to pages 10 to 46 of this Circular.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set forth below.

The Board has adopted a policy on majority voting which was revised on November 6, 2022. If, with respect to any particular nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then such nominee (the “Unelected Nominee”) will not have been elected to the Board and there will be no need for the Unelected Nominee to tender his or her resignation. Notwithstanding the foregoing sentence, an Unelected Nominee may continue in office until the earlier of: (i) the 90th day after such Unelected Nominee failed to receive a majority vote, or (ii) the day on which the Unelected Nominee’s successor is appointed or elected. An Unelected Nominee cannot be appointed by the Board to fill a vacancy before the next meeting of shareholders, unless the appointment would enable the Corporation to comply with the applicable minimum director requirement and/or to satisfy Canadian director residency requirements. In the event the Board decides to subsequently appoint an Unelected Nominee, the Board will promptly announce its decision in a press release within 90 days of the meeting, including reasons for the reappointment, if applicable. This policy does not apply to a contested meeting.

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Item 3 – Appointment of Auditors

The auditors of the Corporation are PricewaterhouseCoopers LLP, who were first appointed as auditors of the Corporation on November 29, 2007.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.

In recommending the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for 2024, the Audit and Risk Committee (the “ARC”) has reviewed the independence and performance of PricewaterhouseCoopers LLP.

At the previous shareholder meeting in 2023, PricewaterhouseCoopers LLP was reappointed to the office of auditors and the directors were authorized to fix their remuneration. The report on ballot indicated votes “for” of 155,232,765 (98.17%) and votes “withheld” of 2,893,859 (1.83%).

Fees

For the years ended December 31, 2023 and 2022, PricewaterhouseCoopers LLP was paid fees in Canadian dollars from the Corporation as detailed below:

	Dec 31, 2023	Dec 31, 2022

Audit Fees	C$1,130,352	C$1,045,868

Audit-Related Fees	Nil	C$22,000

Tax Fees	C$17,809	C$50,410

Other Fees	C$20,504	C$18,869

Total Fees	C$1,168,665	C$1,137,147

Note

Audit fees are reported on an accrual basis for the relevant year and include out-of-pocket expenses and administrative fees.

For the years ended December 31, 2023 and 2022, “Tax Fees” are fees incurred for tax compliance and planning, and “Other Fees” are fees incurred for the completion of agreed upon procedures regarding the amounts of silver delivered under the Antamina stream. For the year ended December 31, 2022, “Audit-Related Fees” noted above are fees incurred for the French translation of documents.

Policies and Procedures Regarding Services Provided by External Auditors

The Board, upon the recommendation of the ARC, has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate

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to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services: (a) bookkeeping or other services related to the accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (d) actuarial services; (e) internal audit outsourcing services; (f) management functions or human resources services; (g) corporate finance or other services; (h) broker-dealer, investment advisor or investment banking services; (i) legal services; (j) expert services; and (k) any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any of the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Item 4 – “Say-on-Pay” Advisory Resolution

Shareholders of the Corporation are being given the opportunity to vote on an advisory basis “for” or “against” the Corporation’s approach to executive compensation through the following resolution (the “Say-on-Pay Advisory Resolution”):

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board of directors of the Corporation, the shareholders accept the approach to executive compensation as disclosed in the Corporation’s management information circular dated March 14, 2024.

The Board recommends to shareholders of the Corporation that they vote FOR the Say-on-Pay Advisory Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Say-on-Pay Advisory Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Say-on-Pay Advisory Resolution.

Since the vote is advisory, it will not be binding on the Board or the Compensation and ESG Committee (the “CESGC”). However, the Board and, in particular, the CESGC, will consider the outcome of the vote as part of its ongoing review of executive compensation. The Corporation’s approach to executive compensation was accepted at the previous shareholder meeting in 2023. This advisory vote indicated “for” 145,227,174 (96.83%) and “against” 4,751,454 (3.17%). For further information on the Corporation’s approach to executive compensation, please refer to pages 47 to 87 of this Circular.

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BOARD AND GOVERNANCE HIGHLIGHTS

The following table sets out certain highlights in respect of our Board, committees, governance and other best practices:

✓	Board Members*	● 33% gender diversity
● 78% independent
✓	Committee Highlights	● 100% independent members
● Composition of each Committee refreshed in 2023
● CESGC mandate specifically includes ESG and review of all related-party transactions
● ARC mandate includes oversight of climate-related risks
✓	Governance Highlights	● Split Chair/CEO roles
● Independent Lead Director (Role rotated in 2024)
● Significant Board refreshment over past five years as part of orderly, planned succession
● Board engagement with shareholders policy
● Regular continuing education provided
✓	Alignment with Shareholders	● Director compensation primarily share based
● Share ownership requirements for directors
● Share ownership by directors significantly above requirements of ownership policy
● No grant of stock options to directors
✓	Diversity
●
Diversity goal of at least 40% diverse representation at Board and senior management level as a group by 2025
●
Diversity goal of at least one independent director that is racially or ethnically diverse by 2025

✓	Expertise	● Recognized experts across numerous disciplines as set out in the table below

SKILLS	EXPERT-LEVEL KNOWLEDGE	BASELINE-LEVEL KNOWLEDGE
Mining	● 89%	● 11%
Geology	● 44%	● 33%
Energy	● 11%	● 89%
Accounting & Finance	● 44%	● 56%
Risk Management	● 56%	● 44%
Cybersecurity	● 11%	● 78%
HR & Compensation	● 67%	● 33%
Corporate Governance	● 56%	● 44%
ESG	● 44%	● 44%
Climate Risk	● 22%	● 56%
Public Company Boards	● 78%	● 22%
Public Company Management	● 89%	● 11%
Legal & Regulatory	● 11%	● 78%
Entrepreneurship/Business Acumen	● 100%	● 0%
International Affairs	● 22%	● 67%

*Following the Meeting

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DIRECTOR INFORMATION

Nominee Information

The following table sets forth for each of the persons proposed to be nominated for election as directors their name, age, city, province/state, and country of residence; their principal occupations or employment; a brief biographical description; the date on which they became directors of the Corporation; their independence; their memberships on the ARC or CESGC, as applicable; their attendance at Board meetings; their attendance at ARC and CESGC meetings, as applicable; the number of common shares of the Corporation beneficially owned or over which control or direction is exercised, directly or indirectly; the number of stock options held; the number of deferred share units (“DSUs”) or restricted share units (“RSUs”) held; the “at-risk” values thereof; their voting results at previous shareholder meetings; and current other public board and committee memberships (including interlocks), all as at March 14, 2024.

For additional information regarding compensation, options and minimum ownership requirements, please see “Director Compensation” in this section.

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David Harquail(1)

David Harquail is Chair of the Board. In this capacity, Mr. Harquail provides leadership to the Board of Directors in discharging their duties but is not involved in the day-to-day operations of the Corporation. For further details, please see “Statement of Governance Practices – Chair of the Board”. Mr. Harquail was the founding CEO of the Corporation. Prior to his appointment as Chair in May 2020, Mr. Harquail served as the Corporation’s CEO for more than 13 years since its initial public offering in 2007. He serves as a director of the Bank of Montreal, as a governor of Laurentian University in Sudbury, as a director of the Prospectors & Developers Association of Canada and is a past director and former Chair (2017-2020) of the World Gold Council. He has also held senior executive roles and served as a director of numerous public mining companies and has been actively involved in industry organizations. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario. He is also a major benefactor of the School of Earth Sciences and its Mineral Exploration Research Centre (MERC) at Laurentian University as well as the Centre for Neuromodulation at Sunnybrook Health Sciences in Toronto.

Toronto, ON, Canada	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
Nov 13, 2007	Common		Common Shares		Common Shares,
Age: 67	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	936,505	4,855	C$145,788,423	Nil	C$145,788,423
Board and Committee Positions			Membership and Attendance
Non-Independent Member of the Board			Board Meetings Attended in 2023: 7 of 7 – 100%
(Former CEO)			Mr. Harquail regularly attends meetings of the committees
Committee Memberships: None			of which he is not a member.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Against
2023			148,148,937	(98.54%)	2,191,587	(1.46%)
2022			142,811,192	(95.54%)	6,665,241	(4.46%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
Bank of Montreal			Human Resources | Risk Review

Paul Brink(1)

Paul Brink is President & Chief Executive Officer and a director of Franco-Nevada. Prior to his appointment as CEO, Mr. Brink served as President & Chief Operating Officer of Franco-Nevada from May 2018 to May 2020. He has been with Franco-Nevada since its initial public offering in 2007 and successfully led its business development activities as SVP, Business Development from 2008 until his promotion to President & Chief Operating Officer in 2018. Mr. Brink is active with a number of not-for-profit organizations. He previously had roles in corporate development at Newmont, investment banking at BMO Nesbitt Burns and project financing at UBS. Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University.

Toronto, ON, Canada	Securities Held
Director Since:	Common	At-Risk Value of			Options(5)
May 6, 2020	Shares(2)	Common Share and RSUs(4)			180,246
Age: 56	232,215	Aggregate of:
		(i) C$35,963,137 (232,215 Common Shares);			At-Risk Value of
	RSUs(3)(7)	(ii) C$4,012,372 (25,908 Performance-based			Common Shares,
	34,724	RSUs); and (iii) C$1,365,334			RSUs and Options(6)
		(8,816 Time-based RSUs)			C$53,411,746
Board and Committee Positions		Membership and Attendance
Non-Independent Member of the Board		Board Meetings Attended in 2023: 7 of 7 – 100%
(President & CEO)		Mr. Brink regularly attends meetings of the committees
Committee Memberships: None		of which he is not a member.
Annual and Special Meeting Voting Results		Votes in Favour		Votes Against
2023		149,808,600	(99.65%)	532,149	(0.35%)
2022		148,454,011	(99.32%)	1,022,422	(0.68%)
Current Other Public Board Memberships		Current Committee Memberships on Other Public Boards
None		None

11

Tom Albanese(1)

Tom Albanese is a director of Franco-Nevada. He served as CEO of Vedanta Resources plc (2014 to 2017), CEO of Vedanta Limited (2014 to 2017) and was CEO of Rio Tinto PLC and Rio Tinto Limited (2007 to 2013). Mr. Albanese is also a director of CoTec Holdings Corp. and is a director and Chair of the Committee of Independent Directors of Nevada Copper Corp. He previously served on the boards of Vedanta Resources plc, Vedanta Limited, Rio Tinto PLC, Rio Tinto Limited, Ivanhoe Mines Limited, Palabora Mining Company and Turquoise Hill Resources Limited. Mr. Albanese holds a Master’s of Science degree in Mining Engineering and a Bachelor of Science degree in Mineral Economics both from the University of Alaska Fairbanks.

Hillsborough, NJ, USA	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
Aug 8, 2013	Common		Common Shares		Common Shares,
Age: 66	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	47,626	18,228	C$10,198,809	Nil	C$10,198,809
Board and Committee Positions			Membership and Attendance
Lead Independent Director of the Board(8)			Board Meetings Attended in 2023: 7 of 7 – 100%
Committee Memberships: ARC			ARC Meetings Attended in 2023: 4 of 4 – 100%
Mr. Albanese regularly attends CESGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Against
2023			149,808,493	(99.65%)	532,332	(0.35%)
2022			149,164,622	(99.79%)	311,811	(0.21%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
Nevada Copper Corp. CoTec Holdings Corp.			Compensation | Health, Safety, Environment and Technical | Independent Directors (Chair) | Sustainability Investment

Hugo Dryland(1)

Hugo Dryland is a first-time nominee to the Board of Franco-Nevada and is currently a Global Partner of Rothschild & Co, Chairman of the group’s Global Advisory Metals & Mining Sector and Non-Executive Chairman of the group’s Global Advisory business in Canada. Mr. Dryland joined Rothschild & Co in 1986 and has extensive experience in the mining, minerals, oil and gas, energy, utilities and infrastructure sectors, working on transactions spanning the globe including significant Latin American and emerging markets’ experience. Throughout his career, Mr. Dryland has been actively involved in the leadership, oversight and execution of M&A mandates, financing advisory transactions, strategic advisory work and assignments involving the resolution of major investment disputes in the mining and metals sectors. Mr. Dryland previously served on the boards of RCF Acquisition Corp. (2023), Antofagasta plc (2011-2016) and Antofagasta Minerals SA (2011-2016). Mr. Dryland holds Masters’ degrees in Business Administration and in Comparative Law from the University of Warwick and George Washington University, respectively.

Lighthouse Point, FL	Securities Held
USA			At-Risk Value of		At-Risk Value of
Director Since:	Common		Common Shares		Common Shares,
First-time nominee	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
Age: 67	Nil	Nil	N/A	Nil	N/A
Board and Committee Positions(9)			Membership and Attendance(9)
N/A			Board Meetings Attended in 2023: N/A
Annual and Special Meeting Voting Results(9)			Votes in Favour		Votes Against
2023			N/A		N/A
2022			N/A		N/A
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
None			None

12

(1)
Derek Evans(1)

Derek Evans is President & CEO of MEG Energy Corp. and is a director of Franco-Nevada. Mr. Evans has announced that he will be retiring from MEG Energy Corp. effective May 1, 2024. He served as President and CEO and a director of Pengrowth Energy Corporation from May 2009 until March 2018. Mr. Evans has over 40 years of experience in a variety of operational and senior executive positions in the oil and gas business in Western Canada. Mr. Evans is also active in not-for-profit organizations and was a board member of MaRS (an innovation hub) from 2011 until 2023. Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors..

Calgary, AB, Canada	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
Aug 8, 2008	Common		Common Shares		Common Shares,
Age: 67	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	15,003	26,986	C$6,502,836	Nil	C$6,502,836
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended in 2023: 7 of 7 – 100%
Committee Memberships: CESGC (Chair)			CESGC Meetings Attended in 2023: 6 of 6 – 100%
Mr. Evans regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Against
2023			138,637,407	(92.44%)	11,340,421	(7.56%)
2022			137,580,040	(92.04%)	11,895,193	(7.96%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
MEG Energy Corp.			None

(1)
Catharine Farrow(1)

Catharine Farrow is a director of Franco-Nevada. She is a licensed professional geoscientist (P.Geo.) with Professional Geoscientists Ontario (PGO) and has more than 30 years of mining industry experience. She also serves as a director of Centamin plc and of Eldorado Gold Corporation and is lead director of Aclara Resources Inc. She is also active in the mining industry in both private companies and academia. From 2012 to 2017, she was Founding CEO, Director and Co-Founder of TMAC Resources Inc. Dr. Farrow has served on the board of a number of not-for-profit and government Advisory Boards. She has been honoured as one of the 100 Global Inspirational Women in Mining (2015 and 2018) and is a past recipient of the William Harvey Gross Medal of the Geological Association of Canada (2000) and the Distinguished Alumni Award from the Acadia Alumni Association (2020). Dr. Farrow obtained her BSc (Hons) from Mount Allison University, her MSc from Acadia University and her PhD from Carleton University. She also holds the ICD.D designation.

Sudbury, ON, Canada
Director Since:			At-Risk Value of		At-Risk Value of
May 6, 2015	Common		Common Shares		Common Shares,
Age: 59	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	301	17,015	C$2,681,729	20,000	C$4,605,729
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended in 2023: 7 of 7 – 100%
Committee Memberships: ARC(10)			ARC Meetings Attended in 2023: 3 of 3 - 100%(10)
Dr. Farrow regularly attends CESGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Against
2023			146,035,840	(97.37%)	3,941,826	(2.63%)
2022			144,777,230	(96.86%)	4,699,203	(3.14%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
Centamin plc Eldorado Gold Corporation Aclara Resources Inc.			Audit & Risk | Sustainability (Chair) | Technical Compensation | Sustainability | Technical (Chair) Audit | Compensation (Chair) | Sustainability | Technical

13

Maureen Jensen(1)

Maureen Jensen is a director of Franco-Nevada. She served as Chair and Chief Executive Officer of the Ontario Securities Commission (the “OSC”) from 2016 until April 2020 and was previously the Executive Director and Chief Administrative Officer of the OSC from 2011 to 2016. Before joining the OSC, Ms. Jensen was Senior Vice-President, Surveillance and Compliance at the Investment Industry Regulatory Organization of Canada. Ms. Jensen has held senior regulatory and business positions at the Toronto Stock Exchange and had a 20-year career in the mining industry. Ms. Jensen is Chair of Canada’s Ombudsman for Banking Services and Investments and is a Public Governor of FINRA in the United States. In 2022, Ms. Jensen was inducted into the Canadian Mining Hall of Fame. Ms. Jensen is a licensed professional geoscientist (P.Geo.) with Professional Geoscientists Ontario (PGO), holds the ICD.D and GCB.D designations, has a BSc, Doctor of Laws (Honoris Causa) and is a member of the Investment Industry Hall of Fame.

Thornbury, ON, Canada
Director Since:			At-Risk Value of		At-Risk Value of
May 6, 2020	Common		Common Shares		Common Shares,
Age: 67	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	Nil	5,738	C$888,644	Nil	C$888,644
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2023: 7 of 7 – 100%
Committee Memberships: CESGC			CESGC Meetings Attended in 2023: 6 of 6 – 100%
Ms. Jensen regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Against
2023			147,752,864	(98.52%)	2,224,843	(1.48%)
2022			146,451,261	(97.98%)	3,025,172	(2.02%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
None			None

Jennifer Maki(1)

Jennifer Maki is a director of Franco-Nevada. She is also a director of Baytex Energy Corp. and Pan American Silver Corp. She previously served as Chief Executive Officer of Vale Canada and Executive Director of Vale Base Metals (2014 to 2017) and previously held several other positions with Vale Base Metals, including Chief Financial Officer & Executive Vice-President and Vice-President & Treasurer. She has also served on the boards of not-for-profit organizations. Ms. Maki has a Bachelor of Commerce degree from Queen’s University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada. She also holds the ICD.D designation.

Toronto, ON, Canada	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
May 8, 2019	Common		Common Shares		Common Shares,
Age: 53	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	97	6,645	C$1,044,134	Nil	C$1,044,134
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended in 2023: 7 of 7 – 100%
Committee Memberships: ARC (Chair)			ARC Meetings Attended in 2023: 4 of 4 – 100%
Ms. Maki regularly attends CESGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Against
2023			147,671,656	(98.46%)	2,306,045	(1.54%)
2022			147,907,396	(98.95%)	1,569,037	(1.05%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
Baytex Energy Corp. Pan American Silver Corp.			Audit (Chair) | Human Resources & Compensation Audit (Chair) | Communities & Sustainable Development

14

Jacques Perron(1)

Jacques Perron is a director of Franco-Nevada. Mr. Perron has over 35 years of experience in the mining industry and has extensive technical and operations experience. He currently serves as a director of Centerra Gold Inc. Previously, Mr. Perron was President and Chief Executive Officer at a number of mining companies including Pretium Resources Inc., Thompson Creek Metals Company Inc. and St Andrew Goldfields Ltd. and has held senior executive roles at a number of other mining companies prior thereto. Mr. Perron is also the Chair of the Canadian Mineral Industry Education Foundation. Mr. Perron has a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal.

West Vancouver, BC,	Securities Held
Canada			At-Risk Value of		At-Risk Value of
Director Since:	Common		Common Shares		Common Shares,
Nov 7, 2022	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
Age: 62	693	1,394	C$323,214	Nil	C$323,214
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended in 2023: 4 of 5 – 80%(11)
Committee Memberships: CESGC(12)			CESGC Meetings Attended in 2023: 5 of 5 – 100%(12)
Mr. Perron regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Against
2023			149,489,805	(99.67%)	487,926	(0.33%)
2022			N/A		N/A
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
Centerra Gold Inc.			Technical and Corporate Responsibility (Chair) | Nominating and Corporate Governance

Notes

(1)	Additional information is provided in the “Statement of Governance Practices – Nomination of Directors” section of this Circular, which contains a “skills matrix” highlighting individual director skills.
(2)	The information as to the number of common shares of the Corporation and any of its subsidiaries beneficially owned, or over which control or direction is exercised, directly or indirectly, by each proposed director, including those that are not registered in the name of such director and not being within the knowledge of the Corporation, has been furnished by the respective director.
(3)	Non-employee directors are eligible to participate in the Corporation’s deferred share unit plan and receive DSUs thereunder. The CEO, as an employee director, is eligible to participate in the Corporation’s share compensation plan and receive RSUs thereunder. For additional information regarding these plans, please see “Deferred Share Unit Plan” in this section and “Other Information – 2018 Share Compensation Plan Summary”. Fractional DSUs have been rounded.
(4)	Calculated as of March 14, 2024 using the closing price of the common shares on the TSX of C$154.87 per share.
(5)	For additional information regarding options held by directors, please see “Director Compensation” below.
(6)	Calculated as of March 14, 2024 using the closing price of the common shares on the TSX of C$154.87 per share, less the applicable exercise price for options.
(7)	Comprised of 25,908 performance-based RSUs and 8,816 time-based RSUs for Mr. Brink. See “Statement of Executive Compensation”.
(8)	Mr. Albanese assumed the role of Lead Independent Director from Mr. Evans effective as of March 5, 2024.
(9)	Mr. Dryland is standing for election at the Meeting as a first-time nominee.
(10)	Dr. Farrow ceased serving as a member of the CESGC and was appointed a member of the ARC, both effective as of March 15, 2023.
(11)	Mr. Perron advised in advance that he was unable to attend one Board meeting (1 of 5) held to review a business matter of the Corporation and was consulted on the matter prior to the meeting.
(12)	Mr. Perron was appointed a member of the CESGC effective as of March 15, 2023.

Securities laws require the Corporation to disclose whether a proposed director has within the past 10 years: (i) been a director or an executive officer of a company that has been subject to a cease trade or other order or become bankrupt; (ii) been bankrupt; (iii) been subject to any penalties or sanctions relating to securities legislation or entered into a settlement agreement with a securities regulatory authority; and (iv) been subject to any other penalties or sanctions that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. To the

15

Corporation’s knowledge (based on information furnished by the proposed directors), no disclosure is required in respect of the proposed directors, other than as follows:

Derek Evans was a director (until his resignation in January 2016) of a private oil and gas company that sought protection under the Companies’ Creditors Arrangement Act (Canada) in May 2016.

Tom Albanese was the CEO and a director of Vedanta Limited from 2014 until 2017. On March 12, 2024, the Securities and Exchange Board of India (“SEBI”) imposed a two-month cease trade order in respect of India’s securities markets on each of the executive directors (including Mr. Albanese) of Vedanta Limited (one month for non-executive directors) in connection with an order issued by SEBI relating to the alleged delay in the payment of dividends to a shareholder of Vedanta Limited between January 2014 and June 2017. This matter relates to a long-running tax dispute and Vedanta has noted it is evaluating its legal options in respect of this order, but as of the date of this Circular, the order remains in effect.

Other Disclosed Matters

On October 17, 2017, the United States Securities and Exchange Commission (the “SEC”) filed civil charges against each of Rio Tinto plc, Tom Albanese and the former CFO of Rio Tinto plc, alleging, among other things, violations of the anti-fraud, reporting, books and records and internal control provisions of U.S. federal securities laws in connection with conduct at Rio Tinto plc and certain of its subsidiaries while Mr. Albanese was the CEO of Rio Tinto plc and prior to his becoming a director of the Corporation.

On November 20, 2023, final judgements were entered as to Rio Tinto plc, Rio Tinto Limited, and Mr. Albanese based on the consents of Rio Tinto plc, Rio Tinto Limited, and Mr. Albanese and without admitting or denying the SEC’s allegations. The final judgement regarding Rio Tinto plc and Rio Tinto Limited permanently restrains and enjoins those companies from violating Sections 13(a) and 13(b)(2)(A) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and Rules 12b-20 and 13a-16 thereunder and orders the payment of a civil penalty of US$28 million. The final judgement regarding Mr. Albanese permanently restrains and enjoins him from violating Section 13(b)(5) of the Exchange Act and Rule 13b2-1 thereunder and orders the payment of a civil penalty of US$50,000. The SEC’s civil charges alleging violations of the anti-fraud provisions were dismissed.

On March 2, 2018, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings in the Federal Court of Australia against each of Rio Tinto Limited, Tom Albanese and the former CFO of Rio Tinto Limited related to statements which ASIC alleged were misleading contained in the annual report of Rio Tinto Limited for 2011. On May 1, 2018, ASIC expanded the proceedings commenced on March 2, 2018 in the Federal Court of Australia. The expanded proceedings related to Rio Tinto Limited’s alleged failure to recognize an impairment of a wholly owned subsidiary, Rio Tinto Coal Mozambique in its 2012 Interim Financial Statements.

On February 28, 2022, ASIC amended the proceedings, dropping all of its claims for relief against Mr. Albanese and the former CFO. On March 7, 2022, the Federal Court of Australia entered an order that, among other things, dismissed the proceedings in their entirety against Mr. Albanese and the former CFO. There were no findings of liability or

16

contraventions on the part of Mr. Albanese (or the former CFO). The proceedings are concluded.

17

Director Compensation

Director Compensation Table

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”) under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth in Canadian dollars all amounts of compensation earned by the non-executive directors for the Corporation’s most recently completed financial year.

Director Compensation Table
(in C$)

Name	Fees	Share-	Option-	Non-equity	All other	Total
	earned(1)	based	based	incentive	compensation(3)
		awards(2)	awards	plan
				compensation

David Harquail	$135,000	$258,244	Nil	Nil	Nil	$393,244

Tom Albanese	$45,000	$282,285	Nil	Nil	$9,000	$336,285

Derek Evans	$75,000	$298,028	Nil	Nil	$9,000	$382,028

Catharine Farrow	$45,000	$280,255	Nil	Nil	Nil	$325,255

Louis Gignac(4)	$20,275	$92,849	Nil	Nil	$3,000	$116,124

Maureen Jensen	$45,000	$259,678	Nil	Nil	Nil	$304,678

Jennifer Maki	$70,000	$261,486	Nil	Nil	Nil	$331,486

Randall Oliphant(5)	$30,288	$262,894	Nil	Nil	Nil	$293,182

Jacques Perron	$45,000	$251,980	Nil	Nil	$6,000	$302,980

Elliott Pew(4)	$15,206	$85,975	Nil	Nil	$3,000	$104,181

Notes

(1)	For a breakdown of fees paid in cash versus fees credited in DSUs, see the chart under “Deferred Share Unit Plan” below. Fees paid or payable to the directors were payable in Canadian dollars. The annual retainer paid to each director is C$45,000. Additional retainers are also paid for serving as Chair of the Board (C$90,000/year), Lead Independent Director (C$30,000/year), Chair of the ARC (C$25,000/year) and Chair of the CESGC (C$15,000/year). The figures reported in the table reflect amounts received in 2023. See “Discussion of Director Compensation Table” below.
(2)	Represents the grant date fair value of the: (1) dividend equivalents credited under the DSU Plan (defined below) and (2) 1,179 DSUs credited to each director other than Messrs. Gignac and Pew who received a pro-rated grant of 394 DSUs. See “Discussion of Director Compensation Table” below.
(3)	Includes travel fees for out-of-town directors and for directors travelling to out-of-town meetings, as applicable, of C$1,500 per day to a maximum of two days per meeting. Reimbursement to each of the directors for other expenses and fees was made during the year. These reimbursements were not considered perquisites, as they were integrally and directly related to the performance of each director’s duties.
(4)	Messrs. Gignac and Pew did not stand for re-election at the 2023 annual meeting of the Corporation. The figures reported in the table reflect amounts received by Messrs. Gignac and Pew up to their last day of service.
(5)	Mr. Oliphant passed away on September 1, 2023. The figures reported in the table reflect amounts received by Mr. Oliphant up to his last day of service.

18

Discussion of Director Compensation Table

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the Board’s fee structure, the Corporation’s deferred share unit plan, and directors’ equity investment requirements.

Board Fees

The components of director compensation are as follows:

An annual retainer (the “Annual Retainer”) of C$45,000;

An additional retainer to the Chair of the Board of C$90,000, the Lead Independent Director of C$30,000, the Chair of the ARC of C$25,000, and the Chair of the CESGC of C$15,000. During 2023, the additional retainer paid to the Chair of the CESGC was eliminated as Mr. Evans held the roles of Lead Independent Director and Chair of the CESGC and it was determined that the additional retainer paid to the Lead Independent Director was sufficient. As the Lead Independent Director role has been rotated for 2024, separate additional retainers will be paid to the Chair of the CESGC and the Lead Independent Director. As well, effective with the 2024 fiscal year, the additional retainers payable to the Chair of the CESGC, Chair of the ARC and Lead Independent Director have been adjusted to C$25,000;

The grant of DSUs equal to the lesser of (i) that number of DSUs having a grant date fair value of C$250,000 and (ii) 2,000 DSUs. This grant formula is intended to align director compensation with shareholder interests by not providing for guaranteed compensation while also ensuring the grant date value is not excessive (the “Annual DSU Grant”); and

The payment of travel fees (for out-of-town directors) of C$1,500 per day to a maximum of two days per meeting

Directors are also reimbursed for out-of-pocket expenses for attending Board and committee meetings and in respect of other activities relating to Board service, which include contributing significant additional time and expertise to management for which directors receive no additional compensation. No director compensation is paid to directors who are members of management of the Corporation.

Deferred Share Unit Plan

Effective March 26, 2008, the Board adopted a deferred share unit plan (the “DSU Plan”), which permits directors who are not salaried officers or employees of the Corporation or a related corporation (referred to as “Eligible Directors”) to defer receipt of all or a portion of their Board fees until termination of Board service. The DSU Plan also provides the Board with the flexibility to award deferred share units (“DSUs”) to Eligible Directors as another form of compensation. Only Eligible Directors are permitted to participate in the DSU Plan which is administered by the CESGC.

With respect to conversion of Board fees into DSUs (“Conversion DSUs”), each Eligible Director may elect to be paid a minimum of 20% up to a maximum of 100% (in 10% increments) of Board fees in the form of Conversion DSUs in lieu of being paid such fees in cash. On the date on which Board fees are payable (on a quarterly basis), the number

19

of Conversion DSUs to be credited to a participating Eligible Director (a “Participant”) is determined by dividing an amount equal to the designated percentage of the Board fees that the Participant has elected to have credited in Conversion DSUs on that fee payment date by the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on that fee payment date.

The DSU Plan also permits the CESGC to award DSUs to directors as additional compensation. Under the DSU Plan, the CESGC is authorized to determine when these DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of these DSUs, if any, and all other terms and conditions of each award. Unless the CESGC determines otherwise (as was done for the Annual DSU Grant as these DSUs are issued in arrears for services rendered), the DSUs awarded under the DSU Plan will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The CESGC may consider alternatives for vesting criteria related to the Corporation’s performance and has the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan also provides that: (i) where a Participant’s termination of Board service is as a result of death, all unvested DSUs will vest effective on the date of death, and (ii) in a change of control context, all unvested DSUs will vest immediately prior to the change of control.

When dividends are declared by the Corporation, a Participant is also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the Participant holds on the record date for the payment of a dividend.

A Participant is permitted to redeem his or her vested DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. A Participant (or, in the case of death of the Participant, the Participant’s legal representative) will be entitled, by giving written notice to the Corporation, provided the Participant is not at that time a salaried officer or an employee of the Corporation or a related corporation, to redeem, on one or more dates specified by the Participant (or the Participant’s legal representative, as the case may be) occurring on or after the date of such notice, which date(s) shall not, in any event, be prior to the tenth trading day following the release of the Corporation’s quarterly or annual financial results immediately following the Participant’s termination of Board service and shall not be later than December 1st of the first calendar year commencing after the time of such termination of Board service, all or a portion of the vested DSUs. If the Participant (or the Participant’s legal representative, as the case may be) fails to provide written notice to the Corporation in respect of the redemption of all or any portion of the Participant’s vested DSUs, the Participant (or the Participant’s legal representative, as the case may be) will be deemed to have elected to redeem all vested DSUs on December 1st of the calendar year commencing after the date of termination of Board service of the Participant. The DSU Plan has more specific restrictions on redemptions for U.S. Participants.

Upon redemption of DSUs, the Corporation will pay to the Participant a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by a calculation of the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any Participant to acquire common shares of the

20

Corporation nor does it allow for the issuance of common shares of the Corporation from treasury.

The following table outlines the breakdown of fees paid in cash versus fees credited in DSUs during the year ended December 31, 2023 and the total DSUs accumulated during the year ended December 31, 2023.

Director Fees/DSUs Breakdown
(in C$)

Name	Fees	DSU	Total fees	Total fees	Total fees	Total fees	Number of	Dividend	Grant	Total
	earned(1)	election	paid	accrued	credited	accrued	DSUs(4)	equivalents(4)	of	number
		percentage	in	in	in	in			DSUs(5)	of
			cash	cash(2)	DSUs	DSUs(3)				DSUs(4)

David Harquail	$135,000	0%	$101,250	$33,750	Nil	Nil	Nil	47	1,179	1,226

Tom Albanese	$45,000	100%	Nil	Nil	$33,750	$11,250	180	183	1,179	1,542

Derek Evans	$75,000	100%	Nil	Nil	$56,250	$18,750	300	273	1,179	1,752

Catharine Farrow	$45,000	0%	$33,750	$11,250	Nil	Nil	Nil	172	1,179	1,351

Louis Gignac(6)	$20,275	0%	$15,206	$5,069	Nil	Nil	Nil	47	394	441

Maureen Jensen	$45,000	100%	Nil	Nil	$33,750	$11,250	180	56	1,179	1,415

Jennifer Maki	$70,000	0%	$52,500	$17,500	Nil	Nil	Nil	65	1,179	1,244

Randall Oliphant(7)	$30,288	0%	$22,716	$7,572	Nil	Nil	Nil	68	1,179	1,247

Jacques Perron	$45,000	0%	$33,750	$11,250	Nil	Nil	Nil	12	1,179	1,191

Elliott Pew(6)	$15,206	0%	$11,405	$3,802	Nil	Nil	Nil	12	394	406

Notes

(1)	Fees paid or payable to the directors were payable in Canadian dollars.
(2)	Represents cash fees payable for the fourth quarter of 2023 which were paid in 2024.
(3)	Represents fees payable in DSUs for the fourth quarter of 2023 which will be credited in 2024 as the Corporation was in a special blackout period at the end of 2023.
(4)	Represents Conversion DSUs. Fractional DSUs have been rounded.
(5)	Represents the Annual DSU Grant.
(6)	Messrs. Gignac and Pew did not stand for re-election at the 2023 annual meeting of the Corporation. The figures reported in the table reflect amounts received by Messrs. Gignac and Pew up to their last day of service.
(7)	Mr. Oliphant passed away on September 1, 2023. The figures reported in the table reflect amounts received by Mr. Oliphant up to his last day of service.

Directors’ Equity Investment Requirements

With a view to aligning the interests of directors with those of shareholders, each director that is not a salaried officer or employee of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to three times the Annual Retainer in the form of common shares of the Corporation and/or DSUs held pursuant to the DSU Plan. Each director has a period of three years from the date of his/her first election by shareholders or appointment by the Board, as applicable, to satisfy the minimum equity investment requirement.

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Under the Equity Ownership Policy for Directors, if a director has not achieved the minimum equity investment at the time of any options being exercised by the director, he or she shall be required to continue to hold at least 50% or such lesser number of common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements. However, no options have been granted to non-executive directors since 2015 and the Corporation has no intention of granting options to any non-executive director in the foreseeable future.

The value of the equity investment of a director at any time will be based on the current market value of the common shares and of the DSUs under the DSU Plan. Based on the Annual Retainer for fiscal 2023, the minimum equity investment is C$135,000. The following table summarizes equity investment in the Corporation by the directors as at March 14, 2024.

Name	Equity Ownership		Equity Ownership		Net Changes in		Value of Equity	Additional
	March 14, 2024		as at March 17, 2023		Equity Ownership		Investment at	Required
							March 14, 2023(2)	Investment

	Common	DSUs	Common	DSUs	Common	DSUs(1)	(in C$)
	Shares		Shares		Shares

David Harquail	936,505	4,855	939,205	3,629	(2,700)	1,226	$145,788,423	Nil

Tom Albanese	47,626	18,228	29,473	16,686	18,153	1,542	$10,198,809	Nil

Derek Evans	15,003	26,986	14,847	25,234	156	1,752	$6,502,836	Nil

Catharine Farrow	301	17,015	301	15,664	Nil	1,351	$2,681,729	Nil

Maureen Jensen	Nil	5,738	Nil	4,323	Nil	1,415	$888,644	Nil

Jennifer Maki	97	6,645	Nil	5,401	97	1,244	$1,044,134	Nil

Jacques Perron	693	1,394	160	203	533	1,191	$323,214	Nil

Notes

(1)	Fractional DSUs have been rounded.
(2)	Based on the closing price of the common shares on the TSX on March 14, 2024, which was C$154.87 per share.

Other Information

There were no repricings during the financial year ended December 31, 2023. Other than the DSU Plan, the Corporation did not have any other share-based or option-based award programs for non-executive directors in place during the financial year ended December 31, 2023. No awards of DSUs other than Conversion DSUs and the Annual DSU Grant were made under the DSU Plan during the financial year ended December 31, 2023.

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Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each non-executive director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name	Option-based Awards				Share-based Awards

	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise	expiration	unexercised	shares or	payout value of	payout value of
	underlying	price	date	in-the-money	units of	share-based	vested
	unexercised	(in C$)		options(2)	shares	awards	share-based
	options(1)			(in C$)	that	that	awards
					have not	have not	not paid out or
					vested(3)	vested	distributed(4)
						(in C$)	(in C$)

David Harquail	Nil	N/A	N/A	Nil	Nil	Nil	$712,568

Tom Albanese	Nil	N/A	N/A	Nil	Nil	Nil	$2,686,574

Derek Evans	Nil	N/A	N/A	Nil	Nil	Nil	$3,978,235

Catharine Farrow	20,000	$58.67	Aug 20, 2025	$1,762,000	Nil	Nil	$2,497,292

Louis Gignac	Nil	N/A	N/A	Nil	Nil	Nil	$3,027,425

Maureen Jensen	Nil	N/A	N/A	Nil	Nil	Nil	$853,416

Jennifer Maki	Nil	N/A	N/A	Nil	Nil	Nil	$975,287

Randall Oliphant	Nil	N/A	N/A	Nil	Nil	Nil	$2,172,930

Jacques Perron	Nil	N/A	N/A	Nil	Nil	Nil	$204,597

Elliott Pew	Nil	N/A	N/A	Nil	Nil	Nil	$460,124

Notes

(1)	Options vest over a three-year period in equal thirds commencing on the first anniversary of the grant date and have a 10-year term. Grant dates coincide with the date 10 years prior to the option expiration date.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 29, 2023, which was C$146.77 per share, less the exercise price of the option.
(3)	All dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan are vested, but under the terms of the DSU Plan cannot be paid out until redeemed by the Participant following termination of Board service. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash and no shares are ever issued. The inclusion of Conversion DSUs in the table above is for informational purposes.
(4)	The market or payout value was calculated using the closing price of the common shares on the TSX on December 29, 2023, which was C$146.77 per share. The aggregate number of dividend equivalents, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan is as follows: Mr. Harquail – 4,855, Mr. Albanese – 18,228, Mr. Evans – 26,986, Dr. Farrow –17,015, Mr. Gignac – 20,627, Ms. Jensen – 5,738, Ms. Maki – 6,645, Mr. Oliphant – 14,805, Mr. Perron–1,394 and Mr. Pew – 3,135. Fractional DSUs have been rounded.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned by each non-executive director during the most recently completed financial year for each incentive plan award.

Name	Option-based Awards	Share-based Awards	Non-equity incentive
	value vested	value vested	plan compensation
	during the year	during the year(1)	value earned
	(in C$)	(in C$)	during the year

David Harquail	Nil	$258,244	Nil

Tom Albanese	Nil	$327,285	Nil

Derek Evans	Nil	$371,778	Nil

Catharine Farrow	Nil	$280,255	Nil

Louis Gignac	Nil	$92,849	Nil

Maureen Jensen	Nil	$304,678	Nil

Jennifer Maki	Nil	$261,486	Nil

Randall Oliphant	Nil	$262,894	Nil

Jacques Perron	Nil	$251,980	Nil

Elliott Pew	Nil	$85,975	Nil

Notes

(1)	Dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants vest on the date they are credited/awarded. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash and no shares are ever issued. The inclusion of Conversion DSUs in the table above is for informational purposes. During 2023, Conversion DSUs, Annual DSU Grants and dividend equivalents were calculated based on the 5-day weighted average price on the TSX prior to the grant date. Annual DSUs are granted in May of each year in the normal course.

Type	Grant date	TSX price
		(in C$)

Dividend Equivalents (Q1)	March 30, 2023	$197.04

Conversion DSUs (Q1)	March 31, 2023	$196.99

Annual DSU Grant (May)	May 12, 2023	$212.03

Dividend Equivalents (Q2)	June 29, 2023	$182.63

Conversion DSUs (Q2)	June 30, 2023	$182.86

Dividend Equivalents (Q3)	September 28, 2023	$184.73

Conversion DSUs (Q3)	September 29, 2023	$182.61

Dividend Equivalents (Q4)	December 21, 2023	$149.11

Conversion DSUs (Q4). No Conversion DSUs were issued as the Corporation was in a special blackout period at the end of 2023. It is expected that the Conversion DSUs will be issued in late March 2024.	N/A	N/A

The aggregate number of dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants during 2023 was as follows: Mr. Harquail – 1,226, Mr. Albanese – 1,542, Mr. Evans – 1,752, Dr. Farrow – 1,351, Mr. Gignac – 441, Ms. Jensen – 1,415, Ms. Maki – 1,244, Mr. Oliphant – 1,247, Mr. Perron –1,191 and Mr. Pew–406. While such DSUs technically vested when credited/awarded during 2023, under the terms of the DSU Plan they cannot be paid out until redeemed by the Participant following termination of Board service.

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Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each non-executive director and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities	Aggregate Value	Unexercised			Value of
	Acquired on	Realized(1)	Options at			Unexercised
	Exercise	(in C$)	Financial Year-End			In-the-Money
			Exercisable/			Options at
			Unexercisable			Financial Year-End(2)
Exercisable/
Unexercisable
(in C$)

David Harquail	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Tom Albanese	37,500	$5,583,150	Nil	/	Nil	Nil	/	Nil

Derek Evans	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Catharine Farrow	Nil	Nil	20,000	/	Nil	$1,762,000	/	Nil

Louis Gignac	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Maureen Jensen	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Jennifer Maki	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Randall Oliphant	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Jacques Perron	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Elliott Pew	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Notes

(1)	The aggregate value realized was calculated using the sale price of the common shares realized by each director following the exercise of options, less the exercise price of the options.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 29, 2023, which was C$146.77 per share, less the exercise price of the options.

Discussion of Incentive Plan Awards for Directors

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year-end, in respect of non-executive directors, are set out above in this section under “Deferred Share Unit Plan” and below under “Other Information – 2018 Share Compensation Plan Summary”. For clarity, the only plan-based awards for which non-executive directors are or will be eligible are options awarded under the 2018 Share Compensation Plan and DSUs under the DSU Plan. Non-executive directors are not eligible for annual cash bonuses or RSUs under the 2018 Share Compensation Plan.

While the 2018 Share Compensation Plan technically permits the grant of options to directors, the Corporation has no intention of granting options to any non-executive directors in the foreseeable future and no options have been granted to non-executive directors since 2015.

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STATEMENT OF GOVERNANCE PRACTICES

Board of Directors

Composition of the Board – Independence

The Board is currently comprised of eight directors and, following the Meeting, will be comprised of nine directors. The Board has considered the independence of each of its directors. Consistent with National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and the corporate governance standards of the New York Stock Exchange (“NYSE”), to be considered independent, the Board must conclude that a director has no material relationship with the Corporation. A “material relationship” is generally a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship.

The Board has concluded that six directors (Dr. Farrow, Ms. Jensen, Ms. Maki and Messrs. Albanese, Evans and Perron) are “independent” for purposes of Board membership, as provided in NI 58-101 and by NYSE corporate governance standards. The Board has also concluded that Mr. Dryland, if elected, will be “independent” for purposes of Board membership, as provided in NI 58-101 and by NYSE corporate governance standards. Therefore, all of the directors were and are “independent” other than Messrs. Harquail and Brink, by virtue of their positions as former CEO and President & CEO, respectively.

The Board has also considered the independence of its directors more generally and whether they are “related” or “affiliated” as defined by various governance ratings agencies and confirms its view that Dr. Farrow, Ms. Jensen, Ms. Maki and Messrs. Albanese, Dryland, Evans and Perron are not “related” or “affiliated” with the Corporation in such a way as to affect their exercise of independent judgment.

Shareholders and other interested parties may communicate with any member of the Board, including the Chair of the Board, and the independent directors as a group, by contacting the Chief Legal Officer & Corporate Secretary at 199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9.

Independent Director Meetings

At 100% of the meetings of the Board and its committees held during fiscal 2023 (including those that were not regularly scheduled meetings), the independent directors held an in-camera session at which non-independent directors and members of management were not present. It is the intention of the directors to continue to hold an in-camera session at each Board and Committee meeting.

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Chair of the Board

Mr. Harquail was appointed Chair of the Board on May 6, 2020. Mr. Harquail has had a distinguished career having led the initial public offering of Franco-Nevada in 2007 and serving as President & CEO (2007-2019) and CEO (2019-2020) of Franco-Nevada. He has held senior executive roles at other companies and has also been an industry leader serving in numerous industry organizations. Most recently, he was Chair of the World Gold Council from 2017-2020 during which period the World Gold Council implemented the Responsible Gold Mining Principles, a leading ESG initiative. Mr. Harquail is a dedicated philanthropist supporting education (the School of Earth Sciences and the Mineral Exploration Centre at Laurentian University), health research (the Centre for Neuromodulation at Sunnybrook Health Sciences) and the local community. The Chair of the Board’s role is to provide leadership to the directors in discharging their mandate, including by: (i) leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board; (ii) promoting cohesiveness among the directors; and (iii) being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

The responsibilities of the Chair of the Board include:

Providing advice, counsel and mentorship to the CEO;
Providing information to the directors on a timely basis;

Chairing the Board, scheduling meetings, setting the agendas, co-ordinating with the chairs of the committees of the Board to schedule committee meetings, ensuring that all business required to come before the Board is brought properly, monitoring the adequacy of Board materials, ensuring sufficient time for review of materials, and encouraging free and open discussion at meetings of the Board; and

Presiding over shareholder meetings

Independent Lead Director

Mr. Harquail is currently a non-independent Chair because he was formerly CEO. As a matter of best practices, the Board created the position of Lead Independent Director and appointed Mr. Evans in this role to serve while Mr. Harquail is not independent. During 2023, the Board reviewed whether a rotation of the Lead Independent Director would be appropriate due to the tenure of Mr. Evans on the Corporation’s Board. It was determined that, as a matter of best practices, it would be advisable to rotate the role, but it was also recognized that it would be equally important that the new Lead Independent Director have extensive experience on the Corporation’s Board in order to have a deep understanding of the Corporation’s culture and philosophy. Following a consultation process among the Board members, it was determined that Mr. Albanese would be appointed to the role of the Lead Independent Director, effective March 5, 2024. During 2023, the Board also updated the mandate for the Lead Independent Director. The mandate provides that the Lead Independent Director shall, among things:

Engage with the Chair and CEO and provide feedback to the independent directors;
Serve as an independent leadership contact for the independent directors;

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Conduct, on an annual basis, an assessment of the Chair’s performance and provide a report to the full Board of Directors;
Chair Board meetings where the Chair is not available;
Chair in-camera sessions of the independent directors and provide feedback as appropriate;
Have the right to call meetings of the independent directors and the Board as deemed appropriate by the Lead Independent Director;
Have the right to engage third-party advisors and consultants to provide advice to the independent directors and the Board; and
Be available to shareholders where appropriate for consultation and communication

Attendance at Meetings

During the financial year ended December 31, 2023, the Board held seven meetings. The ARC held four meetings and the CESGC held six meetings. The Board members are extremely engaged and non-committee members also regularly attend committee meetings. The following summarizes the attendance record for each of such meetings.

Name	Board Meetings	ARC Meetings	CESGC Meetings
	Attended	Attended	Attended

David Harquail	7 of 7 – 100%	N/A	N/A

Paul Brink	7 of 7 – 100%	N/A	N/A

Tom Albanese	7 of 7 – 100%	4 of 4 – 100%	N/A

Derek Evans	7 of 7 – 100%	N/A	6 of 6 – 100%

Catharine Farrow	7 of 7 – 100%	3 of 3 – 100%	N/A

Louis Gignac	1 of 2 – 50%	N/A	1 of 2 – 50%

Maureen Jensen	7 of 7 – 100%	N/A	6 of 6 – 100%

Jennifer Maki	7 of 7 – 100%	4 of 4 – 100%	N/A

Randall Oliphant	4 of 4 – 100%	3 of 3 – 100%	N/A

Jacques Perron	6 of 7 – 80%	N/A	5 of 5 – 100%

Elliott Pew	2 of 2 – 100%	1 of 1 – 100%	N/A

Note

Dr. Farrow was appointed a member of the ARC effective as of March 15, 2023, and attended the remaining three ARC meetings held in 2023 following her appointment. Messrs. Gignac and Pew did not stand for re-election and ceased serving as members of the Board on May 2, 2023. Mr. Gignac did not attend Board and CESGC meetings on May 2, 2023.  Mr. Oliphant attended all Board and ARC meetings until his passing on September 1, 2023. Mr. Perron advised in advance that he was unable to attend one Board meeting (1 of 7) held to review an investment opportunity of the Corporation. Mr. Perron was consulted on the matter and provided his approval prior to the meeting. Mr. Perron was appointed a member of the CESGC effective as of March 15, 2023, and attended the remaining five CESGC meetings held in 2023 following his appointment.

It is the policy of the Board that, except in exceptional circumstances (i.e. due to illness or other incapacity), all directors of the Corporation shall attend the annual meeting of shareholders of the Corporation.

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Board Mandate

A copy of the Board’s written mandate is attached as Schedule “A” to this Circular and is also available on the Corporation’s website at www.franco-nevada.com.

Board Engagement with Shareholders on Governance Matters

On November 11, 2010, the Board adopted a policy relating to Board engagement with shareholders on governance matters. The policy provides that the Board believes that it is important to have regular and constructive engagement directly with the shareholders of the Corporation to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Corporation’s annual meetings. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. This policy further provides that the Board will continue with developing practices to increase engagement with its shareholders as is appropriate for its shareholder base and size. During 2023, the Chair of the Board and Mr. Albanese met with several shareholders. It is also the practice of the Board to periodically host institutional investors and analysts at the Corporation’s offices. This provides all Board members with an opportunity to engage directly with shareholders. Board members are also provided with opportunities to join management at industry conferences (such as the Denver Gold Show and BMO Global Metals & Mining Conference) including individual meetings with the Corporation’s shareholders to understand their priorities and concerns. This policy also provides that the Board recognizes that shareholder engagement is an evolving practice in Canada and globally and will review this policy annually to ensure that it is effective in achieving its objectives.

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Board Committees

Audit and Risk Committee

2023 Members

  All members of the ARC are (and have been) “independent” and “financially literate” (as defined in National Instrument 52-110 – Audit Committees)

  Ms. Maki has been determined by the Board in its business judgment to be a “financial expert”

Jennifer Maki Chair	Tom Albanese(1)	Dr. Catharine Farrow(2)	Randall Oliphant(3)
2024 Members

Jennifer Maki Chair	Hugo Dryland(4)	Dr. Catharine Farrow

Notes

(1)	Mr. Albanese will cease serving as a member of the ARC and be appointed a member of the CESGC, both effective May 1, 2024.
(2)	Dr. Farrow was appointed a member of the ARC effective as of March 15, 2023.
(3)	Mr. Oliphant served as a member of the ARC until his passing on September 1, 2023.
(4)	Mr. Dryland will be appointed a member of the ARC effective May 1, 2024.

During 2023, the members of the ARC were Jennifer Maki (Chair), Tom Albanese, Dr. Catharine Farrow and Randall Oliphant, until his passing on September 1, 2023. As part of the Board’s annual review of the composition of its Committees, the Board determined to refresh the composition of the Committees for 2024. Effective May 1, 2024, (i) Mr. Albanese will cease serving as a member of the ARC and be appointed a member of the CESGC, and (ii) Mr. Dryland will be appointed a member of the ARC.

The ARC has been established to assist the Board in fulfilling its oversight and evaluation of:

The quality and integrity of the financial statements of the Corporation;
The compliance by the Corporation with legal and regulatory requirements in respect of financial disclosure;
The qualification, independence and performance of the Corporation’s independent auditors;
The performance of the Chief Financial Officer; and
Risk management oversight, including climate-related and cybersecurity risks

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Specifically, with respect to the independent auditors, the ARC is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting).

The Corporation’s Audit and Risk Committee Charter also addresses the ARC’s responsibilities relating to risk management (including climate-related risks). A copy of the Corporation’s Audit and Risk Committee Charter and additional disclosure relating to the ARC are set out in the Corporation’s most recent Annual Information Form and Form 40-F which are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, respectively, and are also available on the Corporation’s website at www.franco-nevada.com.

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Compensation and ESG Committee

2023 Members
All members of the CESGC are “independent” (as defined in NI 58-101)
Derek Evans(1) Chair	Maureen Jensen	Jacques Perron(2)
2024 Members

Derek Evans Chair	Tom Albanese(3)	Maureen Jensen	Jacques Perron

Notes

(1)	Mr. Evans became Chair of the CESGC effective as of May 2, 2023.
(2)	Mr. Perron was appointed a member of the CESGC effective as of March 15, 2023.
(3)	Mr. Albanese will cease serving as a member of the ARC and be appointed a member of the CESGC, both effective May 1, 2024.

During 2023, the members of the CESGC were Derek Evans (Chair), Maureen Jensen and Jacques Perron. As part of the Board’s annual review of the composition of its Committees, the Board determined to refresh the composition of the Committees for 2024. Effective May 1, 2024, Mr. Albanese will cease to serve as a member of the ARC and be appointed a member of the CESGC.

Among other things, the CESGC:

Reviews and makes recommendations to the Board concerning the appointment of officers of the Corporation;
Annually reviews the CEO’s goals and objectives for the upcoming year, provides an appraisal of the CEO’s performance and reviews his compensation and the compensation of other executive officers;
Makes recommendations concerning the remuneration of directors; and
Administers and makes recommendations regarding the operation of the Corporation’s employee incentive compensation plans

The CESGC also serves as the Board’s nominating committee. It is responsible for:

Developing the Corporation’s approach to governance issues;

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Filling vacancies among the directors (see “Nomination of Directors” in this section);
Reviewing the effectiveness and the contribution of the Board, its committees and individual directors (see “Board Assessment” in this section);
Adopting, reviewing and updating the Corporation’s written Code of Business Conduct and Ethics and its written disclosure policy (see “Ethical Business Conduct” in this section);

Reviewing all related-party transactions and situations involving a potential conflict of interest that are not required to be dealt with by an independent special committee pursuant to applicable securities laws; and

Ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals

The Corporation’s Compensation and ESG Committee Charter provides that, in addition to the independence requirements, no more than one-third of the members of the CESGC can be current CEOs of publicly-traded companies and that the CESGC will have an in-camera session at every meeting, consistent with the Canadian Coalition for Good Governance’s recommendations relating to best practices for compensation committees. A copy of the CESGC’s Charter is available on the Corporation’s website at www.franco-nevada.com.

The Charter of the CESGC has also specifically set out the Committee’s mandate and the following responsibilities with respect to ESG issues:

Oversight over adoption of ESG standards and initiatives by the Corporation;
Delegation of risk-related ESG issues to the ARC;
Setting of ESG-related goals for compensation purposes, including the adoption of climate-related goals; and
Shareholder engagement on ESG matters

The Charter of the CESGC also provides specific responsibility to the CESGC for the review of all related-party transactions.

The CESGC now has responsibility for reviewing all proposed related-party transactions (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) that are not required to be dealt with by an “independent special committee” pursuant to applicable securities laws, make recommendations to the Board for the approval of such transactions and approve any procedures or measures to be adopted in connection therewith. Any member of the Committee with an interest in the proposed transaction and the non-independent directors must abstain from voting on the proposed transaction.

Position Descriptions

The Board has developed and approved written position descriptions for the Chair of the Board, the Lead Independent Director, the Chair of the ARC, the Chair of the CESGC and for the CEO.

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Orientation and Continuing Education

The Corporation provides an orientation program for new directors in order that they can become familiar with the role of the Board, its committees and its directors and with the nature and operation of the Corporation’s business. All Board members are provided with a copy of the written mandate and charters for the Board and each of its committees and a copy of the Board’s approved policies relating to, among other things, the business conduct and ethics of directors, officers and employees, auditor independence, whistleblower procedures, diversity and inclusion, and confidentiality, fair disclosure and trading in securities. Board members are also provided with a copy of each committee’s planning schedules/work plans, as applicable. New Board members are provided with these materials and meet with the Chair of the Board and members of management as part of their orientation. The Corporation also maintains an online orientation portal which is regularly updated with educational materials that are tiered by priority.

The Corporation works through continuing education with its Board to ensure that its directors maintain the skills and knowledge necessary to meet their obligations as directors by having management provide relevant presentations at Board and committee meetings, as appropriate, by bringing consultants and other outside experts in to address the Board on various issues, by arranging for meetings with management and other outside advisors/experts/third parties, and by arranging for site visits and offsite meetings. The Board also has scheduled dinners/meetings at which various topics are discussed, such as industry trends, technical updates, strategic opportunities, corporate goals and strategies, board composition, financing options, the dividend policy, ESG matters, executive compensation and succession matters. The Board also receives, on a regular basis, materials of interest, including analyst reports and industry reports, from the Chair of the Board and the Named Executive Officers. Individual directors are, subject to the approval of the Chair of the Board, also able to attend continuing education conferences at the Corporation’s expense.

During 2023, Management continued to provide standard management presentations on such matters as enterprise risk management, compensation policies and strategies, the Corporation’s portfolio of assets and management thereof, analyst and other reports, corporate performance reviews and merger and acquisition strategies in mining, energy and other commodities. As well, presentations from management and outside advisors/experts/third parties were provided and Board members completed ongoing education at the following events:

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TIMING/PLACE	ATTENDEES	TOPIC	PRESENTED/HOSTED BY
February 2023/ Florida	Dr. Farrow and Messrs. Brink and Perron	Investor, banking, and mining industry relationships	Management/Bank of Montreal
March 2023/ Toronto	All directors	Roundtable on corporate valuation	Management/Retired Mining Research Analyst
March 2023/ Virtual	Dr. Farrow	Governance webinar on navigating rising expectations for Canadian boards	Institute of Corporate Directors/TSX
April 2023/ Oklahoma	Messrs. Albanese and Perron	SCOOP/STACK site visit	Management/Continental Resources, Inc.
May 2023/ Toronto	All directors	Presentation on the outlook for gold demand in India	Management/World Gold Council
June 2023/ New Brunswick	Ms. Jensen and Messrs. Evans and Harquail	Panel on the future of Canada’s resource sector	Canadian Leadership Congress Challenge of Change Forum
September 2023/ Peru	Ms. Maki and Messrs. Brink and Perron	Antapaccay site visit	Management/Glencore plc
October 2023/ Virtual	Dr. Farrow	Webinar on net zero mining, strategies and opportunities for a new era of Canadian mining series	Torys LLP
November 2023/ Toronto	All directors	Strategic and market overview presentations	Management
November 2023/ Toronto	All directors	Climate-focused session on the energy transition and outlook for commodities	Management/McKinsey and Company
November 2023/ Toronto	All directors	Session on lithium industry insights	Management/Cormark Securities
November 2023/ Toronto	All directors	Session on U.S. royalty developments	Management/RBC Richardson Barr
November 2023/ Toronto	All directors	Latin America overview and roundtable	Management/Scotiabank
November 2023/ Toronto	All directors	Climate-focused session on adoption of emission reduction targets	Management
November 2023/ Virtual	Mr. Perron	Webinar on artificial intelligence in financial reporting	KPMG
December 2023/ Toronto	Ms. Jensen	Governance seminar on ESG	Odgers Berndtson
December 2023/ Virtual	Mr. Perron	Governance webinar on the role of boards overseeing culture	Institute of Corporate Directors

Directors have full and free access to officers and employees of the Corporation and may arrange meetings either directly or through the CEO. In addition, Board members are encouraged to attend mining and energy industry events and other relevant stakeholder events.

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Nomination of Directors, Board Renewal and Diversity

Nomination of Directors

The CESGC serves as the Board’s nominating committee. The CESGC is composed entirely of independent directors. The responsibilities, powers and operation of the CESGC generally are summarized above. The CESGC has the authority to retain a search firm to be used to identify director candidates. With respect to nomination of directors, the CESGC is responsible for:

Developing and recommending to the Board criteria for selecting new directors;
Assisting the Board by identifying individuals qualified to become members of the Board; and
Recommending to the Board the director nominees for the next annual meeting of shareholders and for each committee of the Board

The process by which the Board will identify new candidates for Board nomination will involve:

Annually reviewing the skills, competencies and personal qualities required of directors to add value to the Corporation;

Annually reviewing the skills and competencies that the Board considers each director to possess, including the skills matrix as discussed below and what each new nominee should bring to the Board; and

Working closely with the Chair of the Board in seeking individuals qualified to become members of the Board, in the context of the Corporation’s needs and the criteria established by the Board, including the diversity criteria as discussed below

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Skills Matrix

The CESGC has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by its existing directors. The skills and competencies are as follows:  experience with respect to the mining industry, energy industry, accounting and finance, risk management, cybersecurity, human resources and compensation matters, corporate governance, ESG, climate change, public company boards, public company management and legal and regulatory. During 2023, the CESGC updated the skills matrix to include geology, entrepreneurship and international relations to further refine the core skills related to the Corporation’s business. Set out below are the skills identified for each director and director-nominee.

SKILLS	DAVID HARQUAIL	PAUL BRINK	TOM ALBANESE	HUGO DRYLAND	DEREK EVANS	CATHARINE FARROW	MAUREEN JENSEN	JENNIFER MAKI	JACQUES PERRON	SUMMARY
Mining	E	E	E	E	B	E	E	E	E	Expert: 8 of 9 (89%) Baseline: 1 of 9 (11%)
Geology	E	E	B		B	E	E		B	Expert: 4 of 9 (44%) Baseline: 3 of 9 (33%)
Energy	B	B	B	B	E	B	B	B	B	Expert: 1 of 9 (11%) Baseline: 8 of 9 (89%)
Accounting & Finance	B	E	B	E	E	B	B	E	B	Expert: 4 of 9 (44%) Baseline: 5 of 9 (56%)
Risk Management	E	B	B	B	E	B	E	E	E	Expert: 5 of 9 (56%) Baseline: 4 of 9 (44%)
Cybersecurity	B	B	B		E	B	B	B	B	Expert: 1 of 9 (11%) Baseline: 7 of 9 (78%)
HR & Compensation	E	B	B	B	E	E	E	E	E	Expert: 6 of 9 (67%) Baseline: 3 of 9 (33%)
Corporate Governance	E	B	B	B	E	E	E	E	B	Expert: 5 of 9 (56%) Baseline: 4 of 9 (44%)
ESG	E	B	B		E	E	B	B	E	Expert: 4 of 9 (44%) Baseline: 4 of 9 (44%)
Climate Risk	B	B	B		E	B	E		B	Expert: 2 of 9 (22%) Baseline: 5 of 9 (56%)
Public Company Boards	E	B	B	E	E	E	E	E	E	Expert: 7 of 9 (78%) Baseline: 2 of 9 (22%)
Public Company Management	E	E	E	B	E	E	E	E	E	Expert: 8 of 9 (89%) Baseline: 1 of 9 (11%)
Legal & Regulatory	B	B	B	B	B	B	E		B	Expert: 1 of 9 (11%) Baseline: 7 of 9 (78%)
Entrepreneurship/ Business Acumen	E	E	E	E	E	E	E	E	E	Expert: 9 of 9 (100%)
International Affairs	B	B	E	E		B	B	B	B	Expert: 2 of 9 (22%) Baseline: 6 of 9 (67%)

Skills Matrix Legend

SKILL LEVEL	SKILL LEVEL CRITERIA
E – Primary Skill/Expert Level Knowledge	Current or former executive role directly related to specific skill set; Degree in area with extensive work-related experience; or Proven experience related to specific skill set
B – Secondary Skill/Baseline Level Knowledge	Sufficient knowledge of the area to provide high-level oversight of management

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Director Retirement Policy/Term Limits

The Board has adopted a director retirement policy which provides the framework for the Corporation to allow for the renewal of the Board, where appropriate, by specifying a process for the Board to determine whether turnover in the Board is appropriate. In 2019, the Board amended the director retirement policy to incorporate a term limit principle. The director retirement policy now provides that a director is required to submit his/her resignation to the Board on the March 1st after such director’s (i) 72nd birthday, or (ii) 10th anniversary of Board service (where such director joined the Board after his or her 62nd birthday) and on every March 1st thereafter while such individual is still a director of the Corporation. The CESGC will consider such resignation and, taking into account factors such as the skills and competencies possessed by the Board as a whole and the director individually, the size of the Board, and the overall best interests of the Corporation, make a recommendation to the Board as to whether the Board should accept such resignation in conjunction with the Corporation’s next annual meeting of shareholders or reject such resignation and nominate the director for election at the Corporation’s next annual meeting of shareholders. The Board will then consider the CESGC’s recommendation and make its determination. Neither the CESGC nor the Board has waived compliance with this policy to date.

The Board has determined, being a sixteen-year-old company, not to establish strict term limits for directors at this time due to the potential loss of contributions from directors who have significant insight into the Corporation and its operations. As well, the director retirement policy is expected to provide sufficient opportunities to consider Board renewal in the near-term such that meaningful Board renewal may occur. The Board will continue to evaluate whether strict term limits would be advisable on an ongoing basis.

Diversity and Inclusion

The Corporation is committed to diversity and inclusion among its employees, senior management and on the Board. The Board has a formal written diversity and inclusion policy (the “Diversity Policy”). The Diversity Policy and its current goals and targets are described below.

The Corporation became a signatory to the BlackNorth Initiative CEO Pledge at its inaugural summit in July 2020. The BlackNorth Initiative is aimed at eliminating systemic discrimination.

The Diversity Policy emphasizes all forms of diversity in identifying candidates to recommend for appointment/election to the Board and for appointment/promotion to senior management positions. The Diversity Policy has broad diversity goals for diverse persons comprising women, Black, Indigenous and other people of colour, individuals who identify as LGBTQ2S+ and people with disabilities (collectively, “Diverse Persons” with women, visible minorities, Indigenous people and people with disabilities being designated groups under the Canada Business Corporations Act (the “CBCA”)). In 2023, the Diversity Policy was amended to broaden the Corporation’s diversity goals and commitments. Specifically, the Diversity Policy now provides for the following:

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Adding one Diverse Person to the Board by 2025;
A goal of maintaining a Board composition in which at least 30% of the independent directors are women;
A goal of achieving 40% Diverse Persons at the Board and senior management level (on an aggregated basis) by 2025;
A goal of having a director who is a Diverse Person on grounds broader than gender diversity by 2025; and

A commitment to ensuring that Diverse Persons are included in any search for new Board members and senior management positions (Vice Presidents and above), including any new offices which may be established by the Corporation (which would include internal promotions) as necessary to achieve the above goals

In determining these goals, the CESGC took into account a number of factors including, (i) the recognition by the CESGC of the importance of diversity in the Corporation and how it contributes to the success of the Corporation, (ii) the goal of the CESGC to continue to increase the level of diversity in the Corporation, (iii) the recommendations of the Ontario Capital Markets Modernization Taskforce, (iv) the size of the workforce at the Corporation, (v) the extremely low turnover at the Corporation with a significant number of employees staying with the Corporation from hiring until retirement, and (vi) the scalable and high-margin business model of the Corporation which allows for growth without needing to significantly increase the workforce.

Pursuant to the Diversity Policy, the CESGC can engage qualified independent external advisors to conduct a search for candidates that meet the Board’s skills and diversity criteria to help achieve its diversity goals, where appropriate.

As part of the orderly Board renewal process, the Board determined to add another director in 2023. Given the Board’s commitment to seeking out Diverse Persons to become directors, the Board engaged a search firm with a specific mandate to identify and include diverse candidates for consideration. The Board engaged in an extensive search, interviewing numerous candidates including three diverse candidates. The Board concluded that Mr. Dryland’s unique expertise and experience, particularly with respect to international affairs, resolving major investment disputes in the mining and metals sector, and mining, were critical skills to add to the Board, and Mr. Dryland is being put forward as a nominee for election at the Meeting. The Board remains committed to its goal of having at least one independent director that is diverse on grounds broader than gender by 2025.

As all recommendations of director nominees and appointments of senior management need to be approved by the CESGC, the Board has concluded that appropriate measures are in place to ensure that the Diversity Policy is effectively implemented.

The Board currently has three women directors, Dr. Farrow, Ms. Jensen and Ms. Maki, constituting 37.5% female representation on the Board (33% following the Meeting) and 50% of the independent directors (43% following the Meeting). Dr. Farrow, Ms. Jensen and Ms. Maki are currently the only Board members from designated groups and there currently are no Black, Indigenous or other people of colour, individuals who identify as LGBTQ2S+ or people with disabilities on the Board.

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The Corporation and its subsidiaries also consider the level of diversity in senior management when making senior management appointments. The Corporation and its subsidiaries have considered Diverse Persons (and specifically women) for senior management positions as they have become available. During 2023, there were no new hires at the Vice President level or above. Two new female team members were recruited during 2023 to join the Business Development group and Energy group, respectively. There were also three internal promotions to recognize professional development and career progression with 67% of the promotions being Diverse Persons (one female and one female member of a visible minority). The Corporation and its subsidiaries will continue to seek out and consider Diverse Persons (and specifically women) in all positions as they become available, including senior management positions. 43% of the senior officers of the Corporation and its subsidiaries are from designated groups. The Corporation and its subsidiaries currently have 14 senior officers (VP and above) of which six members are from designated groups comprising two female members of visible minorities (Vice President, Finance at the Corporation and Vice President, Finance & Operations at Franco-Nevada (Barbados) Corporation) and four male members of visible minorities (Chief Financial Officer, Chief Legal Officer & Corporate Secretary, Vice President, Tax and Vice President, Mining at the Corporation).

The Board has determined that its historical practices have resulted in meaningful diversity to date and, together with the Diversity Policy, the Board is committed to further progress. The Diversity Policy provides that the Board will review the policy annually to ensure that it is effective in achieving its objectives. Any changes to the policy as well as additional diversity achievements will be reported annually in the Corporation’s Circular. A copy of the Diversity Policy is available on the Corporation’s website at www.franco-nevada.com.

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Compensation Process

The CESGC serves as the Board’s compensation committee. The CESGC is composed entirely of independent directors. The responsibilities, powers and operation of the CESGC generally are summarized above under “Compensation and ESG Committee” in this section. With respect to compensation of directors and executive officers, the CESGC is responsible for:

Assisting the Board in its annual review of the Board’s performance and oversight of the evaluation of management’s performance;
Reviewing and making recommendations to the Board with respect to the compensation of directors and the executive officers (including the President & CEO) of the Corporation; and
Approving and evaluating the compensation plans, policies and programs of the Corporation

For information regarding the process by which the Board determines the compensation for the Corporation’s executive officers, please see “Compensation Discussion & Analysis”. For information regarding the process by which the Board determines the compensation for the Corporation’s directors, please see “Director Information – Director Compensation” at pages 18 to 25.

Board Assessment

The Board assesses itself, its committees and individual directors with respect to their effectiveness and contribution on an annual basis. The assessment process involves a confidential director questionnaire and discussions among the Chair of the Board, the Chairs of the committees and individual directors relating to overall Board assessment, individual committee assessments, Chair of the Board assessment, individual committee Chair assessments, individual director self-assessments and peer assessments. The Chair of the Board meets with each individual director and the Chair of the CESGC meets with the Chair of the Board to discuss the above matters. Members of the CESGC are responsible for drafting, collecting and assessing questionnaires (with assistance from the Chief Legal Officer), and facilitating discussions. The Chair of the CESGC reports on the results of this process to the Board. The CESGC is also permitted to retain external advisors to assist with the assessment process. The assessment for 2023 was commenced in the first quarter of 2024 and the CESGC and the Board discussed the assessment process at their March meeting and expects to conduct the assessment process at their May meeting.

Succession Planning

The CESGC is responsible for ensuring that succession strategies, in consultation with the Board, are both appropriate and are being implemented. Over the past several years, succession planning has been ongoing. During 2023, meetings of the CESGC and meetings of the Board included an in-camera session with and without the CEO at which human resource issues and succession were regularly discussed. As Mr. Brink became CEO in May 2020, the CEO succession plan was achieved. In the event of an emergency, the Board and CESGC have temporary succession plans that can be implemented.

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The CESGC also monitors progress in succession for executive positions reporting to the President & CEO. One of the goals for each executive is to ensure a succession plan and technical depth are in place. Specific succession objectives are included in the annual key responsibilities and specific objectives that are agreed upon by each executive and the President & CEO and which are provided to the CESGC. Each year, the President & CEO reviews the achievement of succession objectives with each executive which then forms part of the annual performance review with the CESGC. These reviews and recommendations are considered by the CESGC in connection with its recommendations to the Board for annual incentive compensation. Finally, at year-end, the President & CEO provides the CESGC with a written memorandum assessing corporate accomplishments including an organizational chart and steps being undertaken to strengthen the Corporation. The Corporation is confident that appropriate succession strategies are being implemented to ensure the Corporation’s business will continue to be strongly managed in the future.

The CESGC and Board are also actively engaged in the process of Board renewal with Mr. Dryland being the latest new director to join the Board. 56% of the current directors joined the Board from 2019 or later and further orderly renewal is expected over the near and medium term. As well, renewal of the Board Committees occurred in March 2023 with new members being appointed and a new Chair of the CESGC being appointed. The Lead Independent Director role was also rotated in 2024. Additional Board succession is regularly discussed at meetings as part of an orderly Board renewal process.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Corporation’s directors, officers and employees. The Code is available on SEDAR+ at www.sedarplus.com and on the Corporation’s website at www.franco-nevada.com.

The Code reflects the Corporation’s core values of honesty, responsibility and fairness and addresses the following matters: compliance with laws, rules and regulations; conflicts of interest; confidentiality; corporate opportunities; protection and proper use of corporate assets; competition and fair dealing; gifts and entertainment; payments to government personnel; discrimination, harassment and equal opportunity; health and safety; accuracy of company records and reporting; use of e-mail and internet services; loans to or guarantees of obligations of the Corporation’s personnel; and reporting of any illegal or unethical behaviour.

With respect to the issue of conflicts of interest in particular, various officers, directors or other insiders of the Corporation may hold senior positions with other entities, including entities involved in the resource industry or may otherwise be involved in transactions within the resource industry and may develop other interests outside the Corporation. In the event that any such conflict of interest arises (or could potentially arise) for a director, such director will be required to disclose the conflict to a meeting of the directors of the Corporation and abstain from voting for or against the approval of such participation or such terms. In the event that any such conflict of interest arises (or could potentially arise) for an officer or other insider of the Corporation, such person will be required to disclose the conflict to the Chief Legal Officer and abstain from participating in any discussions related to such matter and the Board will be apprised of such conflict. In appropriate cases, the Corporation will establish an “independent

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special committee” to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving the Corporation will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of the Corporation and its shareholders. In the event such conflict of interest is a related-party transaction, the CESGC will review such transaction as described below and elsewhere in this Circular.

The CESGC monitors compliance with the Code and is responsible for granting any waivers from the application of the Code and reviews management’s monitoring of compliance with the Code. To date, no such waivers have been granted.

Under the Code, the Corporation’s personnel are expected to speak with supervisors, managers or other appropriate personnel including the Chief Legal Officer about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. All of the Corporation’s personnel are required to cooperate in internal investigations of misconduct.

The CESGC is also responsible for reviewing all proposed related-party transactions (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) that are not required to be dealt with by an “independent special committee” pursuant to applicable securities laws, make recommendations to the Board for the approval of such transactions and approve any procedures or measures to be adopted in connection therewith.

Business Integrity Policy

The Board has adopted a Business Integrity Policy (the “Business Integrity Policy”) for the Corporation’s directors, officers and employees, which is intended to supplement the Code. The Business Integrity Policy is available on the Corporation’s website at www.franco-nevada.com.

This Business Integrity Policy is intended to ensure that the Corporation does not receive an improper advantage in its business dealings and that all payments and expenses are properly recorded in its financial books and records and addresses the following matters. Among other things, the policy provides guidance on dealing with agents, contractors and public officials, acceptance of gifts, making political contributions and dealing with certain types of payments. Employees of the Corporation are obligated to promptly report any violations of the policy to the Chief Legal Officer who will in turn report to the Chief Financial Officer and the ARC.

Whistleblower Policies

The Board has adopted employee complaint procedures for, among other things, accounting and auditing matters (contained in the Corporation’s Employee Complaint Procedures for Accounting and Auditing Matters) and violations of applicable laws or corporate policies (contained in the Corporation’s Whistleblower Policy) for the Corporation’s directors, officers and employees to enable such personnel to submit good faith complaints relating to any such matters. The procedures outline how an employee with a good faith concern can anonymously report those concerns directly to the Chief Legal Officer, in the case of the Whistleblower Policy or directly to the Chair of the ARC, in the case of the Employee Complaint Procedures for Accounting and Auditing Matters.

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Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities

The Board has adopted a Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities, which serves as the Corporation’s corporate disclosure policy and insider trading policy. This policy applies to the Corporation’s directors, officers and employees to ensure that such personnel comply with securities legislation and the rules of applicable stock exchanges relating to insider trading, tipping and selective disclosure.

With respect to confidentiality and disclosure, this policy generally outlines principles of confidentiality and guidelines for maintaining confidentiality, disclosure principles and guidelines for disclosure (including who the authorized spokespersons are and how discussions with the investing community will occur), what constitutes material information, what is non-public information and how forward-looking information should be disclosed.

With respect to trading in securities, this policy outlines prohibitions on trading, the Corporation’s policies on trading windows and black-out periods, required pre-approval for trades by insiders and sanctions if improper trading were to occur. This policy also strictly prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments that are designed to hedge or offset a decrease in market value of equity securities. This policy requires the Corporation’s personnel to report any violations immediately to the CEO or the Chief Legal Officer.

Strategy and Risk Management

The Board regularly reviews the Corporation’s goals and strategy with management. In addition, the Corporation’s strategic plan and business objectives are reviewed annually with management taking into account the new opportunities and key risks of the business. During these discussions, the performance of the Corporation and future opportunities are extensively discussed to assess whether adjustments to strategy are warranted. The Corporation’s core business principles and long-term strategy remains to be a gold-focused royalty and streaming company with a diversified portfolio, providing investors with a low-risk gold investment with gold price and exploration optionality. The Corporation is focused on growing net asset value on a per share, sustainable, long-term basis. It recognizes that it operates in a highly-cyclical business and has maintained a capital structure that allows the Corporation to invest countercyclically. In executing its strategy, the Corporation is willing to make investments over the long term, including in projects that may take significant time before coming to fruition.

The Corporation’s enterprise risk management environment ensures that the key objectives and strategy for the success of the Corporation are achieved. The risk management process of the Corporation is a several-pronged process involving management, the ARC and the Board of the Corporation. In its annual strategic planning session, the Board’s understanding of the current business strategy, its critical success factors and the related business risks is a key focus. The risks of the business are analyzed and reviewed together with strategic opportunities and issues. Management provides a detailed listing of risks and a related risk analysis, the latest of which was presented and reviewed with the ARC in November 2023 which identified risks to be monitored by the Board including (i) the ability to grow, (ii) transaction risk, (iii) commodity risk and commodity price risk, (iv) ESG-related risks (including climate-related risks), and (v) geopolitical risks. Also included in this review, the roles of management, the ARC and

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the Board relating to risk were highlighted and reaffirmed. The Board is responsible for strategic aspects and the enforcement of an appropriate risk culture throughout the organization, including through the CESGC relating to compensation aspects. The ARC is charged with the supervision of the risk analysis and oversight of the mitigation factors and plans, including cybersecurity risk mitigation plans. Management conducts a periodic detailed analysis of risks, recommended mitigation plans and is responsible for the implementation and review of effectiveness of such mitigation plans.

Enterprise risk management updates are provided to the ARC quarterly. The ARC oversees the management of cybersecurity and technological risks of the Corporation and management provides semi-annual updates on the implementation of cybersecurity mitigation measures.

In addition, critical to the Corporation’s success is the appropriate management of risk around all assets including potential new investments. In this regard, the Board is fully engaged in the review of new investments. At Board meetings, management updates the Board on potential investments and seeks guidance on whether to proceed. Board members are also provided with at least monthly reports from the President & CEO in between Board meetings. Board members are very active in the review of potential investments including participating in due diligence and providing technical, political, financial, ESG and other expertise. Directors are frequently involved by management to advise on specific due diligence or asset management issues. Directors will often accompany management on site visits to existing assets or potential investments and report independently to the Board on their observations.

If management proposes to proceed with a transaction in excess of a threshold amount, it must first seek Board approval. Below this threshold amount, management has discretion to proceed with an investment but must report the transaction to the Board in order to refresh its executive authority before being able to proceed with another investment. The Board is also regularly updated as to existing material assets and provided with risk assessments of those assets and retrospective analyses as to lessons learned.

Non-Discrimination, Anti-Harassment and Equal Opportunity Policy

The Board has adopted a Non-Discrimination, Anti-Harassment and Equal Opportunity Policy which provides the framework for the Corporation to maintain an environment free of discrimination and harassment, in which all individuals are treated with respect and dignity, are able to contribute fully and have equal opportunities. This policy also deals with harassment and workplace violence. This policy articulates the Corporation’s position with respect to:  (i) diversity, equal opportunity, discrimination (including grounds therefore), harassment and threats or acts of violence; (ii) reporting inappropriate conduct, harassment and workplace violence; (iii) disciplinary measures; and (iv) the development of procedures to prevent and address human rights issues.

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Environmental and Social Responsibility

The Corporation’s business is investing in projects operated by third parties and does not directly operate any of its assets. The projects on which the Corporation has royalties and streams are owned and operated by independent mining and energy companies which are typically publicly listed. Management closely monitors the Corporation’s portfolio of assets and engages with the operators of the projects on ESG matters but management is not responsible for the day-to-day operational or development decisions at a project. While the Corporation does not control or influence the operations of any of the properties over which it has an interest, it is committed to responsible mining and energy extraction in all aspects of its investments including with respect to ESG issues, which are addressed through a combination of the following:

Policies, including ESG-specific policies, which guide investment decisions;
Due diligence process for new investments;
Contractual rights and obligations in royalty and stream agreements;
Contributions to projects in local communities at the operations in which the Corporation is invested and also to mining industry and diversity-related initiatives; and
Transparency in its disclosure

The approach taken by the Corporation has generated significant value for shareholders and has allowed it to acquire royalties and streams on projects operated by some of the best operators in the industry. The Corporation has adopted policies and performs extensive due diligence on potential investments to address ESG issues, including climate-related risks, and has adopted best practices in other areas of ESG including transparent disclosure aligned with the Task Force on Climate-related Financial Disclosures (TCFD) and Sustainability Accounting Standards Board (SASB) frameworks. The Corporation has refrained from allocating capital to certain investments due to ESG issues. While the ARC has been delegated the responsibility for oversight of risk, including climate-related risks, the entire Board is also fully engaged on this issue. The Board is advised of and considers material climate-related risks when evaluating new potential investments. The Board also evaluates and informs climate-related risks as described in the Corporation’s disclosure aligned with TCFD. During 2024, the Board also adopted specific emissions reductions targets for 2030 and beyond and the CESGC and Board will oversee and measure management’s performance in achieving such targets as part of the executive compensation program. Detailed information can be found in the Corporation’s most recent ESG Report available on the Corporation’s website at www.franco-nevada.com.

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STATEMENT BY THE COMPENSATION AND ESG COMMITTEE

Dear Shareholders:

On behalf of the Board, the members of the Compensation and ESG Committee present our 2023 Statement on Executive Compensation.

Franco-Nevada continues to emphasize shareholder alignment as a core philosophy. The compensation program for executives emphasizes long-term and share-based incentives over salaries and cash bonuses with such long-term and share-based incentive compensation comprising a majority of all total direct compensation. All of our NEOs have accumulated meaningful common share ownership over time, demonstrating strong shareholder alignment.

As you will see in the following compensation discussion and analysis, our commitment to shareholder alignment and share-based incentive compensation was demonstrated two ways this past year.

Firstly, through the vesting of performance-based RSUs which were granted in 2020 and scheduled to vest in 2023, subject to three-year share performance against our Performance Index (as defined in the following compensation discussion and analysis). In late 2023, we were challenged by the unprecedented production halt at Cobre Panama and shareholder returns were negatively impacted. Our NEOs also share in this result as the three-year share performance underperformed by 25.1% against our Performance Index and, as a result, there was zero vesting for the 2020 performance-based RSUs. Performance-based RSUs constitute a significant portion of NEO total direct compensation (“TDC”). As such, the NEOs did not realize a significant portion of their 2020 awarded compensation (40% of TDC for the CEO, 31% of TDC for the CFO and CLO, and 33% of TDC for the other NEOs) and realized compensation for 2023 is significantly lower compared to 2022.

Secondly, through the award of annual cash bonuses for 2023 as discussed below.

With continuous improvement and good governance in mind, we regularly review our compensation practices with a view to adopting best practices in the context of our business model and we have implemented greater structure and measurable objectives over the past several years.

During 2023, we implemented specific weightings for our five corporate goals which then inform the overall corporate score for the year. We also implemented an equal weighting between the overall corporate score and personal performance to determine each NEO’s performance score for the year.

As part of the compensation program review process during 2023, we further enhanced shareholder alignment by modifying the timing for the award of incentive compensation. The Corporation’s prior practice was to award incentive compensation in December of each compensation year. Effective with the 2023 compensation year, the CESGC determined to award incentive compensation in March of the year following the relevant

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compensation year. This provides the CESGC with the ability to review full-year financial results and full calendar share performance prior to awarding incentive compensation.

The review of 2023 performance by the CESGC was done with careful attention to the balance between operational performance and shareholder alignment. For the vast majority of 2023, the Corporation performed in-line with expectations, including the following achievements:

The execution of over US$400 million in new investments;
A very active year for the team with over 50 potential transactions evaluated;
Robust asset management resulting in greater royalty recoveries and resolution of outstanding issues/disputes

However, near the end of 2023, the Government of Panama and its Supreme Court took actions which resulted in our partner, First Quantum Minerals Ltd. (“First Quantum”), being required to put the Cobre Panama mine into preservation and safe management.

The Corporation and First Quantum have filed notices of intent to commence arbitration under the Canada-Panama Free Trade Agreement due to the unlawful actions taken by the Panamanian State in breach of the Canada-Panama Free Trade Agreement.

The CESGC took into account the international arbitration claim and the steps being taken by the executive team to protect the Corporation’s investment and rights but also heavily weighed the significant adverse impact on the Corporation’s share price and the downwards revision to the Corporation’s guidance, both arising from the events at Cobre Panama.

Following the completion of the compensation review process, the CESGC determined that the overall corporate score was an “underperform”, and this is reflected in all NEOs being awarded below target annual cash bonuses as reported in this Circular. We believe this is an appropriate outcome that is aligned with our shareholders.

With respect to governance matters, we are very pleased to have first-time nominee, Hugo Dryland, stand for election. Mr. Dryland’s wealth of experience will add significant value to our Board. Upon Mr. Dryland joining the Board, we will also refresh the composition of our Board committees with Mr. Dryland joining the ARC and Mr. Albanese moving from the ARC to the CESGC. We have also rotated our lead independent director to Mr. Albanese who will continue to provide strong, independent leadership at the Board. We believe there will also be synergies with Mr. Albanese being the lead independent director and also joining the CESGC.

We are very proud to serve this Corporation and its shareholders and remain committed to compensation and governance best practices. We welcome and encourage your feedback.

Sincerely,

“Derek Evans”, Chair

“Maureen Jensen”

“Jacques Perron”

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COMPENSATION PROGRAM HIGHLIGHTS AND BEST PRACTICES

✓	Elements of compensation	● Only base salary guaranteed
● Majority of incentive compensation is share-based
● Majority of share-based incentive compensation has performance-vesting criteria
● Stock option grants, as part of regular annual incentive compensation awards, have been discontinued since 2020
● Incentive compensation awards have maximum cap
✓	Defined objective performance metrics	● Relative Total Shareholder Return
● Resource Replacement per Share
● Book Value Growth per Share
● G&A per Gold Equivalent Ounce
✓	ESG focus	● Executive compensation is directly tied to ESG performance, including objective ESG goals
✓	Defined corporate goals for compensation program with specific weightings	● Growth
● Performance
● ESG
● Manage Risk
● Culture
✓	Additional best practices	● Share ownership requirements for executives
● Clawback arrangements in place
● Anti-hedging policy in place
● Employment agreements contain double-trigger change of control clauses
● CEO compensation lookback provided
✓	Additional alignment with shareholders	● Performance-based RSUs multiplier based on outperformance/underperformance against a defined performance index
● Executive team share ownership significantly above requirements of share ownership policy ● CEO shareholdings in excess of 8.4 times total direct compensation

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COMPENSATION DISCUSSION & ANALYSIS

Compensation Governance

Composition, Experience and Skills of the Compensation and ESG Committee

Derek Evans Independent	Tom Albanese(1) Independent	Maureen Jensen Independent	Jacques Perron(2) Independent
Member since March 11, 2021 Chair as of May 2, 2023	Member effective as of May 1, 2024	Member since March 11, 2021	Member since March 15, 2023

  President, Chief Executive Officer and Director, MEG Energy Corp.

 Previous President, CEO and Director, Pengrowth Energy Corporation

  Member, Institute of Corporate Directors

  Previous President, Chief Executive Officer and Director of Focus Energy Trust

  Director and Chair of the Committee of Independent Directors of Nevada Copper Corp.

  Previous CEO of Vedanta Resources plc and Vedanta Limited (formerly known as SesaSterlite Ltd.)

•
Previous Chair of Vedanta Limited’s Risk Management Committee
•
Previous Chief Executive Officer of Rio Tinto plc and Rio Tinto Limited

  Previous Chair of Rio Tinto plc Risk Committee

  Chair of Canada’s Ombudsman for Banking Services and Investments

  Public Governor of FINRA in the United States

  Previous Chair and
Chief Executive Officer, Ontario Securities Commission

  Previous CEO and Director, Market Regulation Services

  Member, Institute of Corporate Directors

  Chair, Technical and Corporate Responsibility Committee, and member, Nominating and Corporate Governance Committee, Centerra Gold Inc.

  Previous Chair, Risk Committee, Centerra Gold Inc.

  Previous President and CEO, Pretium Resources Inc.

  Previous President, CEO and Director, Thompson Creek Metals Company Inc.

  Previous President, CEO and Director, St Andrew Goldfields Ltd.

Notes

(1)	Mr. Albanese will cease serving as a member of the ARC and be appointed a member of the CESGC, both effective May 1, 2024.
(2)	Mr. Perron was appointed a member of the CESGC effective as of March 15, 2023.

The members of the CESGC each have skills and direct experience as set out in the table above that are relevant to their responsibilities in executive compensation and which enable them to make decisions on the suitability of the Corporation’s compensation policies and practices. All members of the CESGC have provided leadership in business, legal and/or government organizations in their current and/or past roles. In these roles, they have participated in compensation planning sessions, made compensation decisions and participated in compensation discussions with external consultants.

Responsibilities of the Compensation and ESG Committee

The CESGC was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Corporation’s compensation plans, policies and programs. It is the CESGC’s responsibility to ensure that the Corporation develops and maintains a compensation program for its executive officers that will be fair, competitive and consistent with the best interests of the Corporation. The CESGC is also responsible for ensuring compliance

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of the compensation policies and practices of the Corporation with its enterprise risk management goals.

The CESGC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the President & CEO and for evaluating the President & CEO’s performance in light of those goals and objectives. The CESGC recommends to the Board the President & CEO’s compensation based on such evaluation. The CESGC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers and other officers, including incentive compensation plans, equity-based plans (which the CESGC administers), the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits. The President & CEO provides the CESGC with recommendations for compensation of executive officers and other officers, supported by relevant factual data and an assessment of appropriate compensation. The CESGC is also responsible for making recommendations concerning the remuneration of directors.

Compensation Consultants

The CESGC has the authority to retain and receive advice from compensation consultants to carry out its duties but, to date, has not determined it necessary to do so. Specifically, during the financial years ended December 31, 2023 and 2022, no compensation consultants or advisors were retained to assist in determining compensation for any of the Corporation’s directors and officers.

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Compensation Philosophy and Objectives

The specific objectives of the Corporation’s compensation program for its officers are as follows:

To align the interests of officers with those of the Corporation’s shareholders;
To attract and retain talented officers; and
To link individual compensation to the performance of both the Corporation and the performance of each individual officer

The Corporation’s compensation program is designed to reward officers for:

Superior corporate performance relative to pre-set internal objectives;
Superior corporate performance relative to an external performance index; and
Exceptional levels of individual performance consistent with, and contributing to the achievement of, the Corporation’s strategic objectives

In order to achieve the above objectives, the key structural features of the Corporation’s compensation program are as follows:

An emphasis on long-term and share-based incentive compensation over base salaries and cash bonuses;
Incentive compensation comprises a majority of overall compensation;
Long-term, at-risk share-based incentive compensation comprises a majority of incentive compensation;
The majority of share-based incentive compensation has performance-vesting criteria; and

The value of long-term, at-risk share-based compensation is linked directly to the medium and long-term growth of the Corporation’s share price. Performance benchmarks must be achieved in order for performance-based share compensation to vest

Benchmarking

The Corporation has considered compensation programs in relevant sectors of the mining and energy industries as well as the compensation programs of its competitors but has not engaged in benchmarking with a specific peer group for purposes of setting levels of compensation.

Risk Management

The Board is responsible for strategy relating to risk management and the enforcement of an appropriate risk management culture throughout the organization. The Board fulfils these responsibilities through the ARC generally and through the CESGC with respect to compensation and ESG matters. The Board is ultimately responsible for considering the implications of risks associated with the Corporation’s compensation policies and practices. Through the ARC and outside advisors, the Board is advised of potential risks,

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including those relating to human capital, such as recruitment/retention, redundancy, workload/resources, HR support and succession. Through the CESGC, the Board is involved in the design of compensation policies to meet the specific corporate goals (including ESG) and compensation objectives discussed above and considers the risks relating to such policies. To mitigate inappropriate or excessive risk taking, the Corporation has put practices in place. For example, the Corporation has a variety of compensation components that are designed to provide balance between base salary and long-term, at-risk variable compensation. Also, the Corporation’s long-term incentive compensation has been designed to address its retention objectives. The CESGC is responsible for ensuring compliance with the compensation policies and practices of the Corporation. The Corporation’s enterprise risk management environment is further described under “Statement of Governance Practices – Ethical Business Conduct – Strategy and Risk Management”. To date, the Board and CESGC have not identified any risks arising from the Corporation’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Corporation.

Named Executive Officers

The “Named Executive Officers” or “NEOs” for purposes of this Circular (being the President & Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated officers of the Corporation) are: (i) Mr. Paul Brink, President & Chief Executive Officer, (ii) Mr. Sandip Rana, Chief Financial Officer, (iii) Mr. Lloyd Hong, Chief Legal Officer & Corporate Secretary, (iv) Mr. Eaun Gray, Senior Vice President, Business Development, and (v) Mr. Jason O’Connell, Senior Vice President, Diversified.

Elements of Compensation

The Corporation currently provides a compensation program for officers as illustrated below. The components of the compensation program are base salary and incentive compensation comprised of an annual cash bonus and long-term, at-risk, share-based compensation which is further comprised of time-based RSUs and, performance-based RSUs. Previously, the Corporation awarded stock options as part of the annual compensation program but discontinued the practice in 2020 and replaced the grant with additional performance-based RSUs in order to increase the proportion of overall compensation that would be tied to performance-vesting criteria and the long-term performance of the Corporation. There is no pension plan.

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The following charts set out the overall breakdown of total compensation between base salary (which is guaranteed) and incentive compensation (assuming incentive compensation is awarded at target). The Corporation places a greater emphasis on long-term, at-risk, share-based compensation with such compensation comprising 60% of targeted total compensation for the President & CEO, 57% of targeted total compensation for the Chief Financial Officer and the Chief Legal Officer and 53% for the other Named Executive Officers.

Each element of compensation is discussed in more detail below.

Base Salary

Base salary is a fixed element of compensation for each officer which is set by the CESGC annually and is the only component of compensation that is guaranteed. Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented officers. The CESGC principally considers the following factors in setting base salaries, including any increases to base salaries:

The level of responsibility related to each officer’s position;
The base salaries paid to equivalent officers at industry peers generally;
The experience of the officer;
The officer’s overall performance versus established goals and objectives; and
The retention risk for each officer

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Incentive Compensation

Incentive compensation is a variable element of compensation comprising annual cash bonuses and long-term, at-risk, share-based compensation. The process of how incentive compensation awards are determined is further described under “How Incentive Compensation Awards are Determined”.

Incentive Compensation Principles

The CESGC has adopted the following principles with respect to the award of incentive compensation to Named Executive Officers:

Targets for each element of incentive compensation are set annually as a percentage of base salary;
Awards of incentive compensation are not guaranteed and Named Executive Officers may receive no incentive compensation in any given year;
Awards of each element of incentive compensation are capped at 200% of base salary to mitigate excessive risk taking and to limit potential windfalls;
Targets may be different for Named Executive Officers based on role and experience;
Majority of incentive compensation is share-based; and
Majority of share-based incentive compensation is long-term, performance-based

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Elements of Incentive Compensation

Each element of incentive compensation is explained in the table below:

AWARD		TARGET AS A PERCENTAGE OF BASE SALARY	FORM OF AWARD	VESTING CRITERIA	TIMEFRAME	OVERALL PERCENTAGE OF INCENTIVE COMPENSATION (ASSUMING AWARDS AT TARGET)	OTHER FACTORS
✓	Cash Bonus	100% for CEO 50% for other NEOs	Cash	Payable upon award	Short-term	25% for CEO 20% for CFO and CLO 23% for other NEOs
✓	Time-based RSUs	100% for CEO 90% for CFO and CLO 70% for other NEOs	Share-based compensation	Vesting occurs over three years in equal thirds commencing on the first anniversary of grant	Medium-term	25% for CEO 36% for CFO and CLO 32% for other NEOs

Share-based compensation awards are structured to directly align the interests of executive officers with shareholders and encourage retention as compensation is tied to the Corporation’s annual and long-term performance

✓	Performance-based RSUs	200% for CEO 110% for CFO and CLO 100% for other NEOs	Share-based compensation

Vesting occurs only at the end of three years with actual vesting ranging from 0% to 150% of the original grant based on 3-year total shareholder return compared to the Performance Index (defined below) with straight line interpolation between a range of 25% underperformance and 25% outperformance. Please see “Performance-Based RSU Multiplier” on page 81

					Long-term	50% for CEO (67% of all share-based compensation) 44% for CFO and CLO (55% of all share-based compensation) 45% for other NEOs (59% of all share-based compensation)

How Incentive Compensation Awards are Determined

The CESGC and Board have set five corporate goals for the Corporation and the Named Executive Officers against which performance is evaluated in determining incentive awards. These goals are Growth, Performance, ESG, Manage Risk and Culture (the “Corporate Goals”). Each Corporate Goal has specific goals to achieve with certain of the Corporate Goals having objective performance metrics to incorporate a formulaic structure where appropriate.

The Corporate Goals have been chosen to encourage good decision-making over the business cycle as opposed to focusing on results in any one year. Additionally, the President & CEO sets personal objectives for the Named Executive Officers which are specific to the year and their personal development which are approved by the CESGC. The CESGC does not currently use a strictly formulaic approach for evaluating each of the Corporate Goals or the individual objectives as the nature of the Corporation’s business does not lend itself to such practices, but the CESGC has implemented a structured approach to the award of incentive compensation. As disclosed in the Corporation’s circular dated March 17, 2023, the CESGC adopted specific weightings for each Corporate Goal as set out below, starting with the 2023 compensation year. As well,

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the CESGC determined to equally weight the Corporate Goals (50%) and personal performance (50%) when evaluating each NEO and determining annual cash bonuses.

CORPORATE GOAL		WEIGHTING
✓	Growth	45%
✓	Performance	25%
✓	ESG	10%
✓	Manage Risk	10%
✓	Culture	10%
	Total	100%

NEO performance will continue to be evaluated against each Corporate Goal and the CESGC will determine whether each goal has exceeded target, achieved target or underperformed. An overall determination is then made based on the respective weightings. Each NEO’s personal performance against the specific goals set for the NEO is then incorporated into the actual Corporate Goals score to determine annual cash bonuses to be awarded to such NEO.

Generally, in the event of overall outperformance, the CESGC may award annual cash bonuses above targeted levels subject to a cap of 200% of base salary. In the event of overall underperformance, the CESGC may award annual cash bonuses below targeted levels. The CESGC also has the ability to award share-based compensation above or below target to reward outperformance or underperformance, but this has historically not been done as the share-based compensation is subject to additional vesting requirements including performance-based vesting requirements. The CESGC and Board also retain final discretion to modify an award, other than described above, when considered appropriate, but this discretion will only be exercised in extraordinary circumstances and will be disclosed if such discretion is ever exercised.

Corporate Performance

Set out below are summaries of each Corporate Goal, the key evaluation criteria and rationale for such Corporate Goal, the associated objective performance metric(s) (where applicable) and the CESGC’s conclusions on achievement of each Corporate Goal for 2023.

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Corporate Goal Growth
Key Evaluation Criteria and Rationale
Evaluation Criteria:
Growth through value-added acquisitions
Organic growth from existing investments
Rationale:
Management will be evaluated on its ability to successfully grow the Corporation’s business on a per share basis
Objective Performance Metrics
Royalty, Stream and Working Interest Book Value Growth per Share (“Book Value Growth per Share”)
Resource Replacement per Share
How Book Value Growth per Share is Used

The book value of the Corporation’s portfolio of royalty, stream and working interests is increased through the addition of new investments to the Corporation’s portfolio and is decreased by depletion and any impairments of assets

The Book Value Growth per Share metric will be measured over a three-year period in order to maintain a focus on long-term growth and to mitigate excessive risk-taking for short-term growth
Growth is measured on a per share basis. There is also a lookback aspect as impairments will be taken into account in this metric
How Resource Replacement per Share is Used

Growth in the resource base is expected to occur from exploration conducted by operators of the assets on which the Corporation has royalty and stream interests and from new acquisitions. The resource base is also depleted as GEOs (as defined below) are delivered to the Corporation

The Resource Replacement per Share metric will be measured on a one-year and rolling three-year average royalty-equivalent precious metals ounces (based on measured and indicated royalty-equivalent ounces) in its portfolio against the prior one-year and three-year average on a per share basis

This will show whether the Corporation’s resource base is growing sufficiently on a per share basis to replace GEOs delivered over the same time period
CESGC Conclusions for 2023
The CESGC came to the following conclusions with respect to this Corporate Goal:
OBJECTIVE METRICS/ PERFORMANCE CRITERIA	2023 PERFORMANCE	CESGC CONCLUSION
Book Value Growth per Share	Due to the accounting impairment of Cobre Panama, the Book Value Growth per Share declined	Underperform
Resource Replacement per Share	Positive Resource Replacement per Share in 2023 but due to the accounting impairment of Cobre Panama, the CESGC noted a potential future decline in Resource Replacement per Share may occur	Underperform
Completed Transactions	Over US$400 million in new investments made in 2023 which was slightly below the internal target	Underperform
Overall Deal Activity	The Business Development team was very active during the year with 53 potential opportunities evaluated	Outperform
Overall conclusion	45% weighting	Underperform

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Corporate Goal Performance
Key Evaluation Criteria and Rationale
Evaluation Criteria:
Share price performance against external benchmarks
Financial performance against gold equivalent ounce (“GEO” or “GEOs”) guidance
Rationale:

The Corporation has an absolute focus on the generation/preservation of shareholder value and management’s performance will be evaluated against the Corporation’s share price performance and performance against GEO guidance

Objective Performance Metric
Relative total shareholder return (“Relative Total Shareholder Return”)
How Relative Total Shareholder Return is Used

The Corporation’s Relative Total Shareholder Return (assuming reinvestment of dividends) is compared to the Performance Index (defined below) on a one and three-year basis. The CESGC has decided to use two time periods for measurement for a balanced perspective rather than taking a short-term focus

The Relative Total Shareholder Return metric will indicate how management has performed against (i) peers in the allocation of capital, (ii) generalist investment alternatives, and (iii) commodity prices

CESGC Conclusions for 2023
The CESGC came to the following conclusions with respect to this Corporate Goal:
OBJECTIVE METRICS/ PERFORMANCE CRITERIA	2023 PERFORMANCE	CESGC CONCLUSION
Relative Total Shareholder Return	28.3% underperformance against the Performance Index on a one-year basis and 25.1% underperformance on a three-year basis, both due to developments at Cobre Panama	Underperform
Guidance	Franco-Nevada revised guidance lower due to developments at Cobre Panama	Underperform
Overall conclusion	25% weighting	Underperform

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Performance Index

The performance index (the “Performance Index”) is weighted between three categories, being commodities (20%), market indices (40%) and a royalty/streaming peer group (40%) with the specific weightings of the individual components in each category being based on the breakdown of the Corporation’s revenues and/or weightings in various indices.

The components of the Performance Index and the rationale for their inclusion are as follows:

The prices of gold, silver, PGM, and WTI oil, as these are the principal commodities underlying the Corporation’s portfolio. The commodity mix is reviewed on an annual basis by the CESGC and updated and rebalanced to reflect changes to the Corporation’s portfolio;

The S&P/TSX Global Gold Index for a comparison to operating gold companies;
The S&P/TSX Composite Index as it is a broad market index and a number of institutional investors invest in Franco-Nevada based on its inclusion in the Index; and

The royalty/streaming specific peer group consisting of Wheaton Precious Metals Corp., Royal Gold, Inc. and PrairieSky Royalty Ltd. as these are the largest and/or most comparable royalty/streaming peers in the industry

The composition and performance of the Performance Index for 2023 and the period 2020-2023 and the Corporation’s total shareholder return for the same periods are set out in the following charts.

1 year = 28.3% underperformance against the Performance Index 3 year = 25.1% underperformance against the Performance Index (please see “Performance-Based RSU Multiplier” on page 81)

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Corporate Goal ESG
Key Evaluation Criteria and Rationale
Evaluation Criteria:
ESG due diligence
Reporting and compliance
Contributions and community outreach
Diversity and inclusion
ESG rankings
Rationale:

The management of ESG issues is critical to the Corporation’s long-term strategy and success. A focus is placed on the five key objectives noted above when evaluating performance. The objectives include subjective and measurable goals which are both backward and forward-looking

How the Evaluation Criteria are Used

ESG due diligence will evaluate (i) whether appropriate ESG due diligence was presented to the Board in connection with new investments, and (ii) whether any ESG issues that actually occur were reasonably foreseeable through due diligence

Reporting and compliance will evaluate if (i) the Board is informed on ESG initiatives, (ii) there is effective shareholder engagement, and (iii) ESG initiatives, including climate targets and reporting initiatives, are successfully implemented

Contributions and community outreach will evaluate if management is successful in executing ESG contributions in partnership with operators and in the mining industry, and their engagement in local community initiatives

Diversity and inclusion will evaluate management’s progress on diversity and inclusion at the Corporation
ESG rankings will help inform the CESGC’s evaluation of management’s performance on ESG issues
CESGC Conclusions for 2023
The CESGC came to the following conclusions with respect to this Corporate Goal:
OBJECTIVE METRICS/ PERFORMANCE CRITERIA	2023 PERFORMANCE	CESGC CONCLUSION
Due Diligence

Detailed ESG due diligence was completed on all potential investments

The issues at Cobre Panama were taken into account while also noting that unlawful actions attributable to the Republic of Panama were not reasonably foreseeable

On-target
Reporting and Compliance

Continued improvement in ESG disclosure and regular engagement with shareholders on ESG issues

The adoption of, under the oversight of the Board, the Corporation’s Climate Action Policy resulting in, among other things, a 30% corporate emissions reduction target by 2030

On-target
Community Contributions	Over US$1.45 million committed for community programs and the NEOs were active in local community and industry organizations	On-target
Diversity and Inclusion	43% of senior management (VP and above) comprised of Diverse Persons (please refer to page 38 for additional diversity data) Diversity scholarship expanded to additional universities in Canada	Outperform
ESG Rankings	Remained top rated by Sustainalytics (#1 gold company and Global Top 50 Rated) and also received high rankings from MSCI and others	Outperform
Overall conclusion	10% weighting	Outperform

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Corporate Goal Manage Risk
Key Evaluation Criteria and Rationale
Evaluation Criteria:
Comprehensive risk management through robust asset and succession risk management
Rationale:
Management will be evaluated on its enterprise risk management processes such that key risks are proactively identified and managed/mitigated
Management will be evaluated on its oversight of the asset portfolio to ensure the Corporation is receiving correct payments
How the Evaluation Criteria are Used
Subjective assessment by the CESGC of management’s effectiveness in (i) identifying and resolving asset issues, and (ii) identifying, managing and communicating key risks to the Board
CESGC Conclusions for 2023
The CESGC came to the following conclusions with respect to this Corporate Goal:
OBJECTIVE METRICS/ PERFORMANCE CRITERIA	2023 PERFORMANCE	CESGC CONCLUSION
Asset Management	All major assets audited resulting in over US$4M of additional payments recovered Certain tax disputes with CRA favourably settled and other asset management issues resolved	On-target
Cybersecurity	Additional cybersecurity enhancements and training implemented; no cybersecurity incidents during the year	On-target
Overall conclusion	10% weighting	On-target

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Corporate Goal Culture
Key Evaluation Criteria and Rationale
Evaluation Criteria:
Entrepreneurial and ethical management culture
Cost containment
Rationale:
Management culture will be evaluated on its integrity, its alignment with shareholders as owners and its entrepreneurialism
Management will be evaluated in its ability to contain costs on both an absolute basis and relative to peers while growing the business
Objective Performance Measure
General and Administration Costs (“G&A”) per GEO
How G&A per GEO is Used

G&A per GEO will be measured on a one-year and rolling three-year average G&A against the prior one and three-year average on a per GEO basis. This will indicate whether management has been successful in maintaining costs and the scalability of the business

CESGC Conclusions for 2023
The CESGC came to the following conclusions with respect to this Corporate Goal:
OBJECTIVE METRICS/ PERFORMANCE CRITERIA	2023 PERFORMANCE	CESGC CONCLUSION
G&A per GEO	G&A per GEO reduced and remained significantly lower than peers	Outperform
Entrepreneurialism	The team was active in creative deal structuring and building capabilities to evaluate new diversified opportunities	On-target
Shareholder Alignment	The NEOs agreed to higher share ownership requirements and increased their common share ownership during the year	Outperform
Overall conclusion	10% weighting	Outperform

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The conclusions of the CESGC on the Corporate Goals are summarized in the table below. Ultimately, the CESGC determined that the Corporate Goals performance was an underperform primarily driven by the events at Cobre Panama and the negative impact it had on the Relative TSR of the Corporation, which directly impacted shareholders.

CORPORATE GOAL		WEIGHTING	CESGC CONCLUSION
✓	Growth	45%	Underperform
✓	Performance	25%	Underperform
✓	ESG	10%	Outperform
✓	Manage Risk	10%	On-target
✓	Culture	10%	Outperform
	Overall conclusion	100%	Underperform – Corporate Score of 50%

The CESGC then reviewed the personal performance of each NEO as described below.

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Named Executive Officers: Personal Performance and Incentive Compensation Awards

Following the CESGC’s determination that the Corporate Goals for 2023 were an underperform, the following section provides information about each Named Executive Officer and their respective 2023 individual performance considerations that were taken into account by the CESGC in determining compensation awards. For 2023, personal performance goals were set for the Named Executive Officers in the areas of strategy, communications and investor relations, enhanced asset management, ESG and deal origination and execution.

Paul Brink

Paul Brink is President & Chief Executive Officer of Franco-Nevada. Mr. Brink is responsible for, among other things: (i) providing leadership and direction to the Franco-Nevada management team; (ii) fostering a corporate culture that promotes ethical practices and encourages individual integrity; (iii) developing and recommending to the Board a long-term strategy and vision; and (iv) having overall responsibility for the achievement of Franco-Nevada’s financial and operating goals and objectives. For a brief biographical description for Mr. Brink, please see “Director Information – Nominee Information” above.

President & CEO	Securities Held
Age: 56	Common	At-Risk Value of	Options
	Shares	Common Share and RSUs(1)	180,246
	232,215	Aggregate of:
		(i) C$35,963,137 (232,215 Common Shares);	At-Risk Value of
	RSUs	(ii) C$4,012,372 (25,908 Performance-based	Common Shares,
	34,724	RSUs); and (iii) C$1,365,334	RSUs and Options(2)
		(8,816 Time-based RSUs)	C$53,411,746
Individual Performance Considerations

Mr. Brink:

  Provided clear strategic leadership and objectives for the executive team

  Advanced the Corporation’s growth strategy and shareholder engagement on the growth strategy

  Provided opportunities for career advancement and succession potential at all levels of management

  Led the Corporation’s ESG initiatives

CESGC Conclusions	Target vs. Awarded Cash Bonus

Based on the above performance achievements, the CESGC determined that Mr. Brink performed at target. Mr. Brink achieved a 100% personal performance weighting. Combined with the 50% Corporate Performance, an overall score of 75% was achieved and this result was applied to Mr. Brink’s target annual cash bonus resulting in a cash bonus of C$675,000 (compared to a target of C$900,000), all as detailed in the adjacent chart. The award of incentive share-based compensation was awarded at targeted levels. For 2024, Mr. Brink’s base salary was adjusted by an inflation factor of 3.2% to C$930,000.

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The adjacent graph sets out Mr. Brink’s: (i) targeted compensation for the past three years, (ii) the actual compensation awarded (based on the amounts reported in the Summary Compensation Tables in the Corporation’s management information circulars for the relevant years), (iii) the compensation realized based on the market value of vested time-based and performance-based RSUs as at the date of vesting, and (iv) the amounts which may be realized in the future in respect of each relevant year (based on the market value of  unvested time-based and performance-based RSUs (based on original grant numbers) as at December 31, 2023).

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Sandip Rana

Sandip Rana, Chief Financial Officer, joined Franco-Nevada in April 2010. He previously served in treasurer and controller roles at old Franco-Nevada until 2002 and then acted as an international controller for Newmont. From 2003 to April 2010, Mr. Rana held financial roles at Four Seasons Hotels Limited where he last served as Vice-President Corporate Finance. Mr. Rana holds a Bachelor of Business Administration degree from the Schulich School of Business and is a Chartered Professional Accountant, CA. In February 2019, Mr. Rana was recognized as a Top Gun CFO by Brendan Wood International.

Chief Financial Officer	Securities Held
Age: 51	Common	At-Risk Value of	Options
	Shares	Common Share and RSUs(1)	111,781
	51,180	Aggregate of:
		(i) C$7,926,247 (51,180 Common Shares);	At-Risk Value of
	RSUs	(ii) C$1,778,372 (11,483 Performance-based	Common Shares,
	17,682	RSUs); and (iii) C$960,039	RSUs and Options(2)
		(6,199 Time-based RSUs)	C$18,673,459
Individual Performance Considerations

Mr. Rana:

  Completed a comprehensive review of the Corporation’s accounting and reporting systems and developed a plan to upgrade and implement new systems

  Oversaw the Corporation’s cybersecurity efforts with no incidents during the year, additional training provided and further enhancements implemented

  Successfully oversaw the resolution of the FAPI and domestic tax disputes with CRA

CESGC Conclusions	Target vs. Awarded Cash Bonus

Based on the above performance achievements, the CESGC determined that Mr. Rana performed at target. Mr. Rana achieved a 100% personal performance weighting. Combined with the 50% Corporate Performance, an overall score of 75% was achieved and this result was applied to Mr. Rana’s target annual cash bonus resulting in a cash bonus of C$248,000 (compared to a target of C$330,000), all as detailed in the adjacent chart. For 2024, Mr. Rana’s base salary was adjusted by an inflation factor of 3.2% to C$680,000.

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Lloyd Hong

Lloyd Hong, Chief Legal Officer & Corporate Secretary, joined Franco-Nevada in December 2012. He previously was the Senior Vice‐President, Legal Counsel and Assistant Secretary of Uranium One Inc. Prior to that, he was a partner with the Canadian law firm of Davis LLP (now DLA Piper (Canada) LLP) with a practice focused on corporate finance and mergers and acquisitions. Mr. Hong holds a Bachelor of Commerce degree from the University of Alberta and a Bachelor of Laws degree from Queen’s University. Mr. Hong is a member of The Law Society of Ontario and The Law Society of British Columbia (non-practising).

Chief Legal Officer &	Securities Held
Corporate Secretary	Common	At-Risk Value of	Options
Age: 51	Shares	Common Share and RSUs(1)	27,915
	14,357	Aggregate of:
		(i) C$2,223,469 (14,357 Common Shares);	At-Risk Value of
	RSUs	(ii) C$1,622,883 (10,479 Performance-based	Common Shares,
	16,130	RSUs); and (iii) C$875,170	RSUs and Options(2)
		(5,651 Time-based RSUs)	C$5,883,263
Individual Performance Considerations

Mr. Hong:

  Oversaw the adoption and implementation of several ESG initiatives, including recent climate-related goals

  Collaborated closely with the Business Development team to develop structures and execute on new investments in 2023

  Successfully progressed and/or resolved several outstanding asset issues

CESGC Conclusions	Target vs. Awarded Cash Bonus

Based on the above performance achievements, the CESGC determined that Mr. Hong outperformed. Mr. Hong achieved a 120% personal performance weighting. Combined with the 50% Corporate Performance, an overall score of 85% was achieved and this result was applied to Mr. Hong’s target annual cash bonus resulting in a cash bonus of C$255,000 (compared to a target of C$300,000), all as detailed in the adjacent chart. For 2024, Mr. Hong’s base salary was adjusted by an inflation factor of 3.2% to C$620,000.

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Eaun Gray

Eaun Gray, Senior Vice President, Business Development, heads Franco-Nevada’s mining business development group. Mr. Gray was previously a Vice President at Rothschild & Co where he advised on mergers and acquisitions and debt and stream transactions. Prior to that, Mr. Gray worked for CIBC in investment and corporate banking. Mr. Gray completed a Master of Business Administration degree at the Tuck School at Dartmouth College (Edward Tuck Scholar), is a CFA Charterholder and received a Bachelor of Commerce from Queen’s University (First Class Honours).

Senior Vice President,	Securities Held
Business Development	Common	At-Risk Value of	Options
Age: 41	Shares	Common Share and RSUs(1)	28,401
	7,190	Aggregate of:
		(i) C$1,113,515 (7,190 Common Shares);	At-Risk Value of
	RSUs	(ii) C$928,291 (5,994 Performance-based	Common Shares,
	8,047	RSUs); and (iii) C$317,948	RSUs and Options(2)
		(2,053 Time-based RSUs)	C$3,658,955
Individual Performance Considerations

Mr. Gray:

  Successfully originated and executed on numerous new investments

  Assumed a greater role in shareholder and industry engagement during 2023

  Continued to provide effective leadership of the Business Development team, prioritizing resources, during a particularly active year

CESGC Conclusions	Target vs. Awarded Cash Bonus

Based on the above performance achievements, the CESGC determined that Mr. Gray outperformed. Mr. Gray achieved a 145% personal performance weighting. Combined with the 50% Corporate Performance, an overall score of 97.5% was achieved and this result was applied to Mr. Gray’s target annual cash bonus resulting in a cash bonus of C$215,000 (compared to a target of C$220,000), all as detailed in the adjacent chart. For 2024, Mr. Gray’s base salary was adjusted by 15% to C$505,000 to reflect an inflation factor and continued professional progression.

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Jason O’Connell

Jason O’Connell, Senior Vice President, Diversified, has been with Franco-Nevada since 2008. His role includes leading business development activities for diversified mining and energy opportunities and managing the Corporation’s Energy portfolio. Mr. O’Connell led the growth of the Corporation’s U.S. Energy portfolio and, prior to that, held roles in the business development group and managed investor relations. Prior to joining Franco-Nevada, he worked in mining equity research with the Bank of Montreal. Mr. O’Connell holds a Master of Business Administration degree from Dalhousie University and Bachelor of Science degree with honours in Geology from Acadia University.

Senior Vice President,	Securities Held
Diversified	Common	At-Risk Value of	Options
Age: 45	Shares	Common Share and RSUs(1)	9,744
	11,075	Aggregate of:
		(i) C$1,715,185 (11,075 Common Shares);	At-Risk Value of
	RSUs	(ii) C$947,495 (6,118 Performance-based	Common Shares,
	8,174	RSUs); and (iii) C$318,413	RSUs and Options(2)
		(2,056 Time-based RSUs)	C$3,329,085
Individual Performance Considerations

Mr. O’Connell:

  Successfully originated and executed on new diversified investments including the US$125 million acquisition of energy royalty rights in the Haynesville basin

  Provided effective leadership of the Energy team, including asset audits resulting in over US$4 million recovered

  Continued to expand the institutional knowledge of the Corporation on other Diversified opportunities for potential future growth

CESGC Conclusions	Target vs. Awarded Cash Bonus

Based on the above performance achievements, the CESGC determined that Mr. O’Connell outperformed. Mr. O’Connell achieved a 130% personal performance weighting. Combined with the 50% Corporate Performance, an overall score of 90% was achieved and this result was applied to Mr. O’Connell’s target annual cash bonus resulting in a cash bonus of C$184,000 (compared to a target of C$205,000), all as detailed in the adjacent chart. For 2024, Mr. O’Connell’s base salary was adjusted by 10% to C$450,000 to reflect an inflation factor and continued professional progression.

Notes

(1)	Calculated as of March 14, 2024 using the closing price of the common shares on the TSX of C$154.87 per share.
(2)	Calculated as of March 14, 2024 using the closing price of the common shares on the TSX of C$154.87 per share, less the applicable exercise price for options.

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Other

Adjustment of Incentive Awards Timing

During 2023, the CESGC reviewed the timing of the award of incentive compensation. The Corporation’s practice had been to award incentive compensation in December of the year to which such compensation related (i.e. incentive compensation awards for the 2022 fiscal year were awarded in December 2022). As a matter of best practices and in order to further align the NEOs with shareholder interests, the CESGC determined to adjust the timing of awards of incentive compensation to March of the year following the compensation year. This would allow the CESGC to have the benefit of full-year financial results and the full calendar year share performance when making compensation decisions. This adjustment in timing is effective with the 2023 compensation year. While the awards for 2023 were granted in March 2024, they are reported in the Summary Compensation Table for 2023 as they relate to the 2023 compensation year. This will be the practice of the Corporation going forward.

As well, the NEOs agreed to defer the vesting of all outstanding RSU awards from December to March of each applicable year to align with the new compensation practice. The updated vesting schedule will ensure that vesting of RSUs will be based on the Corporation’s share price after full-year financial results of the Corporation for the prior year have been released.

Pension, Perquisites and Personal Benefits

The Corporation has no pension plan, deferred compensation plan or other programs related to retirement funding. The Corporation provides health and insurance benefits, as well as a fitness and wellness allowance and parking or public transit reimbursement to all its employees including its Named Executive Officers. No additional benefits are provided to the Named Executive Officers. Given the relatively nominal nature of these perquisites and benefits, they do not affect decisions about other elements of compensation.

Termination and Change of Control Benefits

Messrs. Brink, Rana, Hong, Gray and O’Connell have termination and double-trigger change of control provisions in their respective employment agreements. See “Discussion of Summary Compensation Table – Employment Agreements”, “Termination Benefits” and “Change of Control Benefits” in this section below. The CESGC took into account market standards for termination and change of control benefits when determining the events that trigger payment under these arrangements.

Other Compensation-Related Matters

Financial Instruments: The Corporation’s Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities requires pre-approval for trades by insiders. The policy also strictly prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments that are designed to hedge or offset a decrease in market value of equity securities.

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Anticipated Changes to Compensation Policies and Practices

The Corporation adopted a performance-based RSU multiplier in 2020 which provided for a potential adjustment upwards or downwards of performance-based RSUs on vesting (within set boundaries) based on the Corporation’s three-year Relative TSR compared to the Performance Index (please see “Performance-Based RSU Multiplier” on page 81). Since the introduction of the performance-based RSU multiplier in 2020, the application of the multiplier has resulted in near maximum adjustments upwards in 2021 and 2022 and the maximum adjustment downwards in 2023.

The CESGC intends to conduct a thorough review of all aspects of long-term compensation during 2024, including components such as the performance-based RSU multiplier, the appropriate adjustment scale for the performance-based RSU multiplier and the components of the Performance Index.

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Performance Graph

The graph below compares the cumulative total return over the five years ended December 31, 2023 of the common shares of the Corporation with the cumulative total return of the S&P/TSX Global Gold Index and the S&P/TSX Composite Index assuming a C$100 investment was made on December 31, 2018 and that all dividends had been reinvested.

Over the five-year period ended December 31, 2023, an investment in the Corporation has resulted in a compound annual return on the investment of 10.0% (assuming reinvestment of dividends), outperforming the market as set out in the graph above. Over the same five-year period, the trend of executive compensation has been relatively stable. Total Named Executive Officer compensation is set out in the chart above illustrating the total amount of compensation awarded to the Named Executive Officers as reported in the Summary Compensation Table of the Corporation’s management information circular for each relevant year.

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Summary Compensation Table

The following table (presented in accordance with Form 51-102F6) sets forth all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the financial years ended December 31, 2023, 2022 and 2021 in respect of the Named Executive Officers. The table is presented in C$ as the Corporation pays its Named Executive Officers in Canadian dollars.

Summary Compensation Table

(in C$)

Name and	Year	Salary(1)	Share-based	Option-based	Non-equity		All other	Total
principal			awards(2)	awards	incentive plan		compensation(4)	compensation
position					compensation

					Annual	Long-term
					incentive	incentive
					plans(3)	plans

Paul Brink	2023	$900,000	$2,700,000	Nil	$675,000	Nil	$16,635	$4,291,635
President &	2022	$900,000	$2,700,000	Nil	$900,000	Nil	$921,449	$5,421,449
Chief Executive Officer	2021	$715,000	$2,145,000	Nil	$1,072,500	Nil	$829,742	$4,762,242

Sandip Rana	2023	$660,000	$1,320,000	Nil	$248,000	Nil	$17,977	$2,245,977
Chief Financial Officer	2022	$639,600	$1,279,200	Nil	$319,800	Nil	$447,457	$2,686,057
	2021	$615,000	$1,230,000	Nil	$507,500	Nil	$514,983	$2,867,483

Lloyd Hong	2023	$600,000	$1,200,000	Nil	$255,000	Nil	$20,087	$2,075,087
Chief Legal Officer &	2022	$582,400	$1,164,800	Nil	$291,200	Nil	$415,885	$2,454,285
Corporate Secretary	2021	$560,000	$1,120,000	Nil	$480,000	Nil	$468,240	$2,628,240

Eaun Gray	2023	$440,000	$748,000	Nil	$215,000	Nil	$18,701	$1,421,701
Senior Vice President,	2022	$410,000	$615,000	Nil	$405,000	Nil	$217,607	$1,647,607
Business Development	2021	$355,000	$532,500	Nil	$477,500	Nil	$222,272	$1,587,272

Jason O’Connell(5)	2023	$410,000	$697,000	Nil	$184,000	Nil	$17,014	$1,308,014
Senior Vice President,	2022	$400,000	$600,000	Nil	$200,000	Nil	$235,662	$1,435,662
Diversified	2021	$355,000	$532,500	Nil	$277,500	Nil	$235,509	$1,400,509

Notes

(1)	Salary and other cash compensation awarded to, earned by, paid to, or payable to the Named Executive Officers was payable in Canadian dollars.
(2)	Represents time-based and performance-based RSUs. Time-based RSUs vest annually in equal thirds commencing on the first anniversary of the grant date. Performance-based RSUs vest on the third anniversary of the grant date (upon satisfaction of certain performance criteria as described in “How Incentive Compensation Awards are Determined”). The value of the share-based awards was calculated using the 5-day weighted average price on the TSX prior to the grant date (the “Grant Date Price”) and assuming pay-out of performance-based RSUs at target. The performance-based RSUs are subject to the performance-based RSU multiplier (please refer to page 81 of this Circular). The relevant grant dates and Grant Date Prices in Canadian dollars are as follows:

Grant date	Grant Date Price

To be granted on March 25, 2024	TBD

December 11, 2022 (Now vesting on March 25, 2024, 2025 and 2026)	C$194.65

December 11, 2021 (Now vesting on March 25, 2024 and 2025)	C$168.43

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(3)	Represents cash bonuses.
(4)	Includes all perquisites, including health and insurance benefits in all cases, up to C$2,500 per year for fitness and/or other wellness expenses and parking/public transportation costs as follows: Mr. Brink ($16,635), Mr. Rana ($17,977), Mr. Hong ($20,087), Mr. Gray ($18,701) and Mr. O’Connell ($17,014). Also includes additional fully-vested performance-based RSUs awarded to Messrs. Brink, Rana, Hong, Gray and O’Connell in 2021 and 2022 pursuant to the performance-based RSU multiplier in respect of their performance-based RSUs granted in 2018 and 2019 (please refer to page 81 of this Circular). The values of the additional performance-based RSUs were calculated using the closing price of C$193.30 on the TSX on December 12, 2022 (as December 11, 2022 fell on a Sunday) and C$170.04 on the TSX on December 13, 2021 (as December 11, 2021 fell on a Saturday). The performance-based RSU multiplier was adopted in 2020 with effect on all outstanding performance-based RSU grants. While the performance-based RSU multiplier represents value realized rather than awarded, the multiplier was not a disclosed feature for the 2018 and 2019 grants in the management information circulars for the respective years. As such, the Corporation is reporting the application of the multiplier in “All Other Compensation” above and the “Value Vested or Earned During the Year” table for 2021 and 2022.
(5)	In 2021, Mr. O’Connell’s title was Senior Vice President, Energy.

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Discussion of Summary Compensation Table

Additional factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each executive officer’s employment agreement and executive officers’ equity investment requirements.

Employment Agreements

Each of Messrs. Brink, Rana, Hong, Gray and O’Connell has entered into an employment agreement with the Corporation which provides for a base salary, subject to an annual review by the CESGC, which may recommend to the Board increases to such base salary. Each such executive officer is also entitled to receive incentive compensation as described above (see “Elements of Compensation”). Each such executive officer is also eligible to participate in the 2018 Share Compensation Plan and is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. Mr. Brink has additionally agreed to hold for one year following his departure from the Corporation the securities he has received from the Corporation in the then most recent three-year period under the Corporation’s equity incentive compensation plans.

For information as to the termination provisions and termination and change of control benefits provided in the above employment agreements, including changes to certain of the executive officers’ employment agreements, see “Termination and Change of Control Benefits” in this section below.

Clawback

The Named Executive Officers have each agreed to a clawback of their incentive compensation if (i) the Corporation’s financial statements are required to be restated due to the fraudulent behaviour or other intentional misconduct of such executive officers or (ii) they are found to have engaged in intentional, egregious misconduct whether or not the Corporation’s financial statements are required to be restated. In each case they have agreed to reimburse the Corporation for, or forfeit, as applicable, any entitlement to any bonus or other incentive-based or equity-based compensation received by them during the 12-month period following the issuance/filing of the financial statements required to be restated or during the 12-month period prior to when the Corporation becomes aware of the misconduct, as applicable.

In November 2023, the Corporation also adopted a clawback policy which is compliant with new SEC requirements and which provides for the Corporation to take steps to recover compensation in certain circumstances. The clawback policy is consistent with the individual clawback agreements already entered into by all of the NEOs. A copy of the clawback policy is available with the Corporation’s most recent annual report filed on Form 40-F filed with the SEC on www.sec.gov.

Executives’ Equity Investment Requirements

With a view to aligning the interests of executive officers with those of the Corporation’s shareholders, each executive officer of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to a multiple of such executive officer’s then current base salary as set out in the table below, depending on such executive officer’s level of responsibility. The requirement is to be satisfied in the form of

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common shares and RSUs of the Corporation. Each executive officer has a period of three years from the date on which he commenced employment with the Corporation as an executive officer to satisfy the minimum equity investment requirement. During 2023, the minimum holding requirements for executives were increased to further align executives with shareholders. The CEO’s minimum holding requirement was increased from 3 times base salary to 5 times base salary and other executives’ minimum holding requirements were increased from 2 times base salary to 3 times base salary.

Under the Equity Ownership Policy for Executive Officers, if an executive officer has not achieved the minimum equity investment at the time of any options being exercised by the executive officer, he shall be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements and if an executive officer has not achieved the minimum equity investment at the time of any RSUs vesting, the executive officer will be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the RSUs vesting required to achieve the minimum equity ownership requirements.

For the purpose of determining the value of the equity investment of an executive officer at any time, the value of common shares and RSUs held by such executive officer will be based on the current market value of the common shares held and of the RSUs. The following table summarizes the equity investment in the Corporation of each executive officer as at March 14, 2024 (including ownership requirements for 2024 and onwards).

The CESGC is aware of governance recommendations with respect to executive equity ownership which recommend that equity ownership requirements be based off total direct compensation (rather than base salary) and determined based on common share ownership only. The NEOs have all built up meaningful common share ownership as detailed in the table below. At this stage, the CESGC does not believe that more prescriptive share ownership policies are necessary given the track record of the NEOs, but the CESGC plans to review this matter during 2024. For information purposes, common share ownership of each NEO as a multiple of their latest total direct compensation is also provided in the table below.

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Equity Investment Summary(1)

Name	Ownership	Equity Ownership		Equity Ownership		Net Changes in		Value of		Additional	Common
	Requirement(2)(3)	as at March 14, 2024		as at March 17, 2023		Equity Ownership		Equity Investment at		Required	Share
	(in C$)							March 14, 2024(3)(4)		Investment	Ownership as
								(in C$)			a Multiple of
Total Direct
Compensation
as at
March 14, 2024

		Common	RSUs(3)	Common	RSUs(3)	Common	RSUs	Common	RSUs
		Shares		Shares		Shares		Shares

Paul	5 times	232,215	34,724	232,215	34,724	Nil	Nil	$35,963,137	$5,377,706	Nil	8.4 times
Brink	base salary/
$4,650,000

Sandip	3 times	51,180	17,682	51,180	17,682	Nil	Nil	$7,926,247	$2,738,411	Nil	3.6 times
Rana	base salary/
$2,040,000

Lloyd	3 times	14,357	16,130	14,357	16,130	Nil	Nil	$2,223,469	$2,498,053	Nil	1.1 times
Hong	base salary/
$1,860,000

Eaun	3 times	7,190	8,047	7,190	8,047	Nil	Nil	$1,113,515	$1,246,239	Nil	0.8 times
Gray	base salary/
$1,515,000

Jason	3 times	11,075	8,174	11,075	8,174	Nil	Nil	$1,715,185	$1,265,907	Nil	1.3 times
O'Connell	base salary/
$1,350,000

Notes

(1)	Due to the change in timing for the award of incentive compensation and vesting of outstanding RSUs (please see “Adjustment of Incentive Awards Timing” on page 71), the above table does not reflect the vesting of time-based RSUs scheduled to vest in late March 2024 or the grant of RSUs reported in the Summary Compensation Table.
(2)	2024 base salaries have been set as follows: C$930,000 for Mr. Brink; C$680,000 for Mr. Rana; C$620,000 for Mr. Hong; C$505,000 for Mr. Gray and C$450,000 for Mr. O’Connell.
(3)	Consists of time-based RSUs and performance-based RSUs based on original grant numbers.
(4)	The closing price of the common shares on the TSX on March 14, 2024 was C$154.87 per share.

Other Information

There were no repricings during the financial year ended December 31, 2023. During the financial year ended December 31, 2023, minor housekeeping amendments not requiring shareholder approval were made to the 2018 Share Compensation Plan to clarify the tax treatment of RSUs. Please refer to pages 88 to 93 of this Circular for a summary of the 2018 Share Compensation Plan.

The share-based awards reported in the Summary Compensation Table on page 74 are for RSUs awarded pursuant to the 2018 Share Compensation Plan. In 2020, the CESGC eliminated the grant of stock options to Named Executive Officers as part of the annual compensation program and increased the target grants for performance-based RSUs such that more than 50% of share-based compensation was subject to performance-based vesting criteria. During 2021, an aggregate of 45,931 RSUs were awarded to the Named Executive Officers, being 20,380 performance-based RSUs which will vest on March 25, 2025, upon satisfaction of certain performance criteria and 12,631 time-based RSUs which vest annually in equal thirds, with one-third having vested on December 12, 2022, and the remaining two-thirds vesting on March 25, 2024 and March 25, 2025. During 2022, an aggregate of 43,802 RSUs were awarded to the Named Executive Officers, as follows: (i) 20,313 performance-based RSUs which will vest on March 25, 2026, upon the satisfaction of certain performance criteria, (ii) 12,354 time-based RSUs which vest annually in equal thirds on March 25, 2024, March 25, 2025

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and March 25, 2026, and (iii) 11,135 performance-based RSUs, which vested immediately, based on the application of the performance-based RSU multiplier to the performance-based RSUs granted in 2019. For the 2023 compensation year, the dollar values of the performance-based RSUs and time-based RSUs are reported in the Summary Compensation Table. The actual number of performance-based RSUs and time-based RSUs will be determined and granted on March 25, 2024. Such RSUs will vest, in the case of performance-based RSUs on March 25, 2027, subject to the satisfaction of the performance vesting criteria and, in the case of the time-based RSUs, in equal thirds commencing on the first anniversary of the award date (being March 25, 2024).

There were no awards of stock options to Named Executive Officers in 2021, 2022 and 2023 as the practice of granting stock options to management as part of the annual compensation program was discontinued starting in 2020. Stock options may be granted in connection with new hires or internal promotions. Stock options may also be granted on a periodic basis as determined appropriate by the CESGC. During 2023, a total of 5,548 options were granted by the Corporation in connection with internal promotions and one-time grants to junior staff and the total option grant rate in 2023 as a percentage of the number of common shares outstanding as at December 31, 2023 was approximately 0.003%. The total cost of Named Executive Officer compensation in 2023 as a percentage of Adjusted EBITDA(1) was approximately 0.8%.

Note

(1)	Adjusted EBITDA is a Non-GAAP Financial Measure. Please see “Schedule “B” Non-GAAP Financial Measures” for a reconciliation to the most comparable GAAP financial measure.

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Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name	Option-based Awards				Share-based Awards

	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise	expiration	unexercised	shares or	payout value	payout
	underlying	price	date(1)	in-the-money	units that	of share-	value of
	unexercised	(in C$)		options(2)	have not	based	vested
	options(1)			(in C$)	vested(3)	awards that	share-
						have not	based
						vested(4)	awards
						(in C$)	not paid
							out or
							distributed

Paul Brink	17,307	$40.87	Mar. 21, 2024	$1,832,811	1,362	$199,901	Nil
	13,076	$59.52	Dec. 11, 2024	$1,140,881	8,171	$1,199,258
	14,251	$65.76	Dec. 11, 2025	$1,154,474	2,830	$415,359
	45,914	$75.45	Dec. 11, 2026	$3,274,586	8,490	$1,246,077
	9,901	$100.10	Dec. 11, 2027	$462,080	4,624	$678,664
	39,777	$88.76	Aug. 20, 2028	$2,307,464	9,247	$1,357,182
	17,786	$94.57	Dec. 11, 2028	$928,429
	22,234	$129.32	Dec. 11, 2029	$387,983

Sandip Rana	10,749	$40.87	Mar. 21, 2024	$1,138,319	1,051	$154,255	Nil
	11,675	$59.52	Dec. 11, 2024	$1,018,644	3,852	$565,358
	12,826	$65.76	Dec. 11, 2025	$1,039,034	2,191	$321,573
	45,914	$75.45	Dec. 11, 2026	$3,274,586	4,017	$589,575
	9,076	$100.10	Dec. 11, 2027	$423,577	2,957	$433,999
	10,869	$94.57	Dec. 11, 2028	$567,362	3,614	$530,427
	10,672	$129.32	Dec. 11, 2029	$186,226

Lloyd Hong	8,251	$100.10	Dec. 11, 2027	$385,074	963	$141,340	Nil
	9,881	$94.57	Dec. 11, 2028	$515,788	3,531	$518,245
	9,783	$129.32	Dec. 11, 2029	$170,713	1,995	$292,806
					3,657	$536,738
					2,693	$395,252
					3,291	$483,020

Eaun Gray	19,000	$100.10	Dec. 11, 2027	$886,730	297	$43,591	Nil
	4,509	$94.57	Dec. 11, 2028	$235,370	1,780	$261,251
	4,892	$129.32	Dec. 11, 2029	$85,365	703	$103,179
					2,108	$309,391
					1,053	$154,549
					2,106	$309,098

Jason O’Connell	1,210	$100.10	Dec. 11, 2027	$56,471	326	$47,847	Nil
	3,198	$94.57	Dec. 11, 2028	$166,936	1,955	$286,935
	5,336	$129.32	Dec. 11, 2029	$93,113	703	$103,179
					2,108	$309,391
					1,027	$150,733
					2,055	$301,612

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Notes

(1)	Options vest over a three-year period in equal thirds commencing on the first anniversary of the grant date and have a 10-year term. Grant dates coincide with the date 10 years prior to the option expiration date. Messrs. Brink and Rana’s options which are indicated as expiring on March 21, 2024 were originally scheduled to expire on December 11, 2023. The expiry date of these options was automatically extended pursuant to the terms of the 2018 Share Compensation Plan as the Corporation was in a special blackout. The expected new expiration date is set out in the table above.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 29, 2023, which was C$146.77 per share, less the exercise price of the options.
(3)	Represents time-based and performance-based RSUs. RSUs (ordered as time-based RSUs followed by performance-based RSUs) are listed in chronological order by grant date of December 11, 2020, December 11, 2021 and December 11, 2022, respectively. Time-based RSUs vest annually in equal thirds and the figures listed represent the one-third (December 11, 2020 original grant), two-thirds (December 11, 2021 grant) and full grant (December 11, 2022 grant), respectively, of the original grant of RSUs that remain unvested. Performance-based RSUs vest on the third anniversary of the award date and are subject to the performance-based RSU multiplier as described in “Performance-Based RSU Multiplier”. The vesting date of outstanding RSUs has been deferred to March of the following year for each applicable year to align with the new timing for incentive award grants.
(4)	The market or payout value was calculated using the closing price of the common shares on the TSX on December 29, 2023, which was C$146.77 per share.

Performance-Based RSU Multiplier

Performance-based RSUs have been a component of compensation since 2009. Originally, a number of factors were taken into account in determining whether performance-based RSUs would vest, including a subjective assessment and the Corporation’s shareholder return compared to a version of the Performance Index. The CESGC refined its approach to the vesting of performance-based RSUs, with first effect in the 2021 compensation year, to further align management’s compensation with relative long-term (three-year) share price performance. A multiplier approach was adopted whereby the actual number of performance-based RSUs that vest after a three-year period are potentially adjusted downwards or upwards based on relative performance compared to the Performance Index. The CESGC determined that, absent extraordinary circumstances, vesting of the performance-based RSUs would be adjusted downwards or upwards within a range of 25% underperformance and 25% outperformance against the Performance Index (over a three-year vesting period) with straight-line interpolation between the range. Please see “Performance Index” on page 60. In the event of greater than 25% underperformance, zero performance-based RSUs would vest and, in the event of greater than 25% outperformance, the maximum number of performance-based RSUs to vest would be capped at 1.5 times the original grant as described below.

The CESGC conducted back-testing of this methodology and determined that the 25% outperformance hurdle for the maximum adjustment was an appropriate stretch target for management. The maximum adjustment is 1.5 times the original grant. Any upward adjustments to the performance-based RSUs will be deducted from the share reserve of the 2018 Share Compensation Plan. For the three-year period from December 31, 2020 to December 31, 2023 (corresponding to the three-year period ending December 31, 2023), Franco-Nevada’s Relative Total Shareholder Return was -8.6% compared to Performance Index performance of 16.2%. This underperformance of 25.1% resulted in multiplier of zero (0) being applicable to the performance-based RSUs that will vest on March 25, 2024, relating to the year ended December 31, 2023. As such, the NEOs will realize zero value for the performance-based RSUs granted in 2020 and such grants will lapse. The lapsed performance-based RSUs constituted a significant portion of TDC

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awarded in 2020. Specifically, of TDC awarded in 2020, the CEO did not realize 40%, the CFO and CLO did not realize 31%, and the other NEOs did not realize 33% of TDC.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards	Share-based awards	Non-equity incentive
	Value vested during	Value vested during	plan compensation
	the year	the year(1)	Value earned during
	(in C$)	(in C$)	the year
			(in C$)

Paul Brink	Nil	Nil	$675,000

Sandip Rana	Nil	Nil	$248,000

Lloyd Hong	Nil	Nil	$255,000

Eaun Gray	Nil	Nil	$215,000

Jason O’Connell	Nil	Nil	$184,000

Note

(1)	The vesting date of outstanding RSUs has been deferred to March of the following year for each applicable year to align with the new timing for incentive award grants. As such, no RSUs vested in 2023.

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Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities	Aggregate	Unexercised			Value of
	Acquired on	Value	Options at			Unexercised
	Exercise	Realized(1)	Financial Year-End			In-the-Money
		(in C$)	Exercisable/			Options at
			Unexercisable			Financial Year-End(2)
						Exercisable/
						Unexercisable
						(in C$)

Paul Brink	Nil	Nil	180,246	/	Nil	$11,488,708	/	Nil

Sandip Rana	Nil	Nil	111,781	/	Nil	$7,647,749	/	Nil

Lloyd Hong	Nil	Nil	27,915	/	Nil	$1,071,576	/	Nil

Eaun Gray	6,000	$584,898	28,401	/	Nil	$1,207,465	/	Nil

Jason O’Connell	Nil	Nil	9,744	/	Nil	$316,520	/	Nil

Notes

(1)	The aggregate value realized was calculated using the sale price of the common shares realized by each Named Executive Officer following the exercise of options by each Named Executive Officer, less the exercise price of the options.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 29, 2023, which was C$146.77 per share, less the exercise price of the options.

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Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in “Compensation Discussion & Analysis” and below under “Other Information – 2018 Share Compensation Plan Summary”. An aggregate of 6,000 stock options held by one Named Executive Officer was exercised during the financial year ended December 31, 2023.

For 2024, incentive compensation is expected to consist of an award of a cash bonus, time-based RSUs and performance-based RSUs which, in the aggregate, will be targeted at 400% of base salary for the President & Chief Executive Officer, 250% of base salary for the Chief Financial Officer and Chief Legal Officer and 220% for the Senior Vice President, Business Development and Senior Vice President, Diversified. For illustrative purposes, if all pre-set corporate and personal objectives for 2024 are met, in 2024 cash bonuses, time-based RSUs and performance-based RSUs are targeted to be awarded as follows:

Illustrative Incentive Compensation
(in C$)

Name	Base	Target	Target	Target
	Salary	2024	2024	2024
		Cash	Time-based	Performance-based
		Bonus	RSUs	RSUs

Paul Brink	$930,000	$930,000	$930,000	$1,860,000

Sandip Rana	$680,000	$340,000	$612,000	$748,000

Lloyd Hong	$620,000	$310,000	$558,000	$682,000

Eaun Gray	$505,000	$252,500	$353,500	$505,000

Jason O’Connell	$450,000	$225,000	$315,000	$450,000

Termination and Change of Control Benefits

Each of Messrs. Brink, Rana, Hong, Gray and O’Connell has entered into an employment agreement with the Corporation that provides for payments at, following, or in connection with, a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in such executive officers’ responsibilities.

Termination Benefits

If any of Messrs. Brink, Rana, Hong, Gray and O’Connell is terminated without just cause or resigns for “good reason” as defined in the applicable employment agreement (see below), such executive officer will be entitled to a lump-sum severance payment equal to the sum of 24 months’ base salary (determined as at the time of termination or resignation, as applicable). The individual will also be entitled to continue participating in the Corporation’s benefit plans for the same 24-month period. If the Corporation is unable to continue the individual’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

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Under the terms of the executive officers’ employment agreements, the concept of resignation for “good reason” applies in circumstances unrelated to a “change of control” (see below). The concept of “good reason” generally includes:

Changes in an executive officer’s duties or status, including a material change to the executive officer’s reporting relationship;

A change in aggregate compensation which would include annual base salary and the executive officer’s aggregate incentive compensation or aggregate target incentive compensation that would have the effect of reducing aggregate compensation by 35% or more, including any change in performance metrics that would produce such a result;

Failure by the Corporation to continue to provide benefits at least as favourable as those initially provided or the taking of any action that would materially reduce any such benefits;
The Corporation requiring the executive officer to relocate; and
Failure by the Corporation to obtain a satisfactory agreement from a successor corporation to assume and agree to perform the employment agreement

Change of Control Benefits

The executive officers have double-trigger “change of control” provisions in their applicable employment agreements. A “change of control” is defined as: (i) the acquisition of control in law (whether by sale, transfer, merger, consolidation or otherwise) of the Corporation by a third party (that is, the acquisition of control of at least 50.1% of the issued and outstanding voting shares of the Corporation) or (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation to a third party.

In the event that a “change of control” occurs and the executive officer is terminated without cause or resigns for “good reason” (as defined above) within the twelve-month period following the “change of control”, the Corporation is required to provide to the executive officer a lump-sum payment equal to a multiple of the executive officer’s base salary and bonus (see below) at the time of termination or resignation, as applicable. For this purpose, the term bonus means the sum of: (i) the cash bonus awarded for performance during the calendar year preceding the “change of control” and (ii) the grant date dollar value of all share-based compensation awarded for performance during the calendar year preceding the “change of control”. The Corporation is also required to continue the executive officer’s benefits coverage for a specified period (see below). If the Corporation is unable to continue the executive officer’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the 2018 Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CESGC in its sole discretion such that the executive officers will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CESGC in its sole discretion.

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For illustrative purposes, in accordance with Form 51-102F6, the following table sets out in Canadian dollars the amounts payable:

a.	if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2023,
b.	if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2023 following a “change of control” (based on the applicable multiple and the actual base salary and bonus received for 2023, the specified period for benefits and the actual benefits received for 2023, the value of options vested as of such date (assuming accelerated vesting of all options as a result of the change of control) and the value of RSUs vested as of such date (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the change of control)), and
c.	if an executive officer had neither been terminated without just cause nor had resigned for “good reason” on December 31, 2023 following a “change of control” (based on the value of options and RSUs vested as of such date assuming accelerated vesting of all options and RSUs as a result of the change of control).

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Name	Involuntary		Change of control		Change of control
	termination		and involuntary		without involuntary
	without cause or		termination without		termination but assuming
	resignation for		cause or resignation		accelerated vesting of
	“good reason”		for “good reason”		stock options and RSUs
	(a)		(b)		(c)
	(in C$)		(in C$)		(in C$)

Paul Brink
Severance	$1,800,000	(1)	$8,550,000	(3)	Nil
Option-based awards value vested	Nil		Nil	(4)(7)	Nil	(4)(7)
Share-based awards value vested	Nil		$5,096,441	(5)(7)	$5,096,441	(5)(7)
Benefits	$33,269	(2)	$33,269	(3)(6)	Nil

Sandip Rana
Severance	$1,320,000	(1)	$3,342,000	(3)	Nil
Option-based awards value vested	Nil		Nil	(4)(7)	Nil	(4)(7)
Share-based awards value vested	Nil		$2,595,187	(5)(7)	$2,595,187	(5)(7)
Benefits	$35,953	(2)	$26,965	(3)(6)	Nil

Lloyd Hong
Severance	$1,200,000	(1)	$3,082,500	(3)	Nil
Option-based awards value vested	Nil		Nil	(4)(7)	Nil	(4)(7)
Share-based awards value vested	Nil		$2,367,400	(5)(7)	$2,367,400	(5)(7)
Benefits	$40,173	(2)	$30,130	(3)(6)	Nil

Eaun Gray
Severance	$880,000	(1)	$2,104,500	(3)	Nil
Option-based awards value vested	Nil		Nil	(4)(7)	Nil	(4)(7)
Share-based awards value vested	Nil		$1,181,058	(5)(7)	$1,181,058	(5)(7)
Benefits	$37,402	(2)	$28,052	(3)(6)	Nil

Jason O’Connell
Severance	$820,000	(1)	$1,936,500	(3)	Nil
Option-based awards value vested	Nil		Nil	(4)(7)	Nil	(4)(7)
Share-based awards value vested	Nil		$1,199,698	(5)(7)	$1,199,698	(5)(7)
Benefits	$34,029	(2)	$25,522	(3)(6)	Nil

Notes

(1)	Equal to 24 months’ base salary for each NEO as disclosed in the Summary Compensation Table.
(2)	The actual amounts of perquisites for all NEOs have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for 24 months.
(3)	The multiple and corresponding compensation period used for calculating the applicable lump-sum payments upon a “change of control” is: (i) 2 times or 24 months for Mr. Brink and (ii) 1.5 times or 18 months for Messrs. Rana, Hong, Gray and O’Connell.
(4)	The value of stock options (assuming accelerated vesting of all options as a result of the change of control as provided or permitted for in the 2018 Share Compensation Plan) was calculated using the closing price of the common shares on the TSX on December 29, 2023, which was C$146.77 per share, less the exercise price of the options.
(5)	The value of RSUs (assuming accelerated vesting of all RSUs (both time-based and performance-based at target)) as a result of the change of control as provided or permitted for in the 2018 Share Compensation Plan was calculated using the closing price of the common shares on the TSX on December 29, 2023, which was C$146.77 per share.
(6)	The actual amounts of perquisites for all NEOs have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for the compensation period.
(7)	Under the terms of the 2018 Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CESGC in its sole discretion such that the NEOs will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CESGC in its sole discretion. Assumes performance-based RSUs vest at target.

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OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table (presented in accordance with Form 51-102F5 – Information Circular) sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities	Weighted-average	Number of securities
	to be issued	exercise price of	remaining available for
	upon exercise of	outstanding options,	future issuance under
	outstanding options,	warrants and rights	equity compensation plans
	warrants and rights	(b)	(excluding securities
	(a)	(in C$)	reflected in column (a))
			(c)

Equity compensation plans approved by shareholders – 2018 Share Compensation Plan – RSUs	102,104	N/A	N/A

Equity compensation plans approved by shareholders – 2018 Share Compensation Plan – Options	669,201	$111.76	N/A

Total	771,305	N/A	4,336,594(1)

Note

(1)	The weighted average term in respect of outstanding options is 4.79 years.

2018 Share Compensation Plan

Background:  The 2018 Share Compensation Plan was approved by shareholders at the annual and special meeting of shareholders held on May 9, 2018. The 2018 Share Compensation Plan amended and restated the Corporation’s 2010 Share Compensation Plan approved by shareholders in May 2010.

Plan Maximum and Common Shares Reserved for Issuance Under the 2018 Share Compensation Plan: The 2018 Share Compensation Plan has a fixed maximum of 9,700,876 common shares, representing approximately 5.0% of the issued and outstanding common shares as of December 31, 2023.

Common Shares Available for Issuance Under the 2018 Share Compensation Plan:  An aggregate of 4,336,594 common shares remain available for issuance pursuant to future grants and an aggregate of 771,305 common shares remain available for issuance for outstanding awards granted under the 2018 Share Compensation Plan (being approximately 2.26% and 0.40%, respectively, of the issued and outstanding common shares as of December 31, 2023). Of the 771,305 common shares issuable

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for outstanding awards, 669,201 common shares are issuable upon exercise of options and 102,104 are issuable upon vesting of RSUs (being approximately 0.35% and 0.05%, respectively, of the issued and outstanding common shares as of December 31, 2023).

Annual Burn Rates: The Corporation’s annual burn rate under the 2018 Share Compensation Plan for each of the Corporation’s three most recently completed fiscal years are as follows:

Burn Rates under the 2018 Share Compensation Plan

	2021	2022	2023

Total number of annual awards granted under the 2018 Share Compensation Plan(1)	136,341	120,733	5,548

Weighted average number of common shares outstanding(2)	191,078,878	191,524,464	192,014,165

Burn rate	0.071%	0.063%	0.003%

Notes

(1)	Includes options, performance-based RSUs and time-based RSUs.
(2)	Calculated in accordance with the CPA Canada Handbook: The weighted average number of common shares outstanding during the period is the number of common shares outstanding at the beginning of the applicable fiscal year, adjusted by the number of common shares bought back or issued during the applicable fiscal year multiplied by a time-weighting factor. The time-weighting factor is the number of days that the common shares are outstanding as a proportion of the total number of days in the applicable fiscal year.

Amendments to the 2018 Share Compensation Plan:  During the financial year ended December 31, 2023, minor housekeeping amendments not requiring shareholder approval were made to the 2018 Share Compensation Plan to clarify the tax treatment of RSUs.

2018 Share Compensation Plan Summary

The ensuing description is a summary of the 2018 Share Compensation Plan.

Purpose: The stated purpose of the 2018 Share Compensation Plan is to advance the interests of the Corporation and its shareholders by: (a) ensuring that the interests of officers and employees are aligned with the success of the Corporation; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

Participants: Each officer and employee of the Corporation and its subsidiaries is eligible to participate in the 2018 Share Compensation Plan. Non-employee directors of the Corporation are not eligible to participate in the 2018 Share Compensation Plan in respect of RSUs. Under the 2018 Share Compensation Plan, non-employee directors of the Corporation are eligible to participate in respect of options, however, only on a limited basis consistent with the guidelines of certain governance rating agencies. See “Restriction on the Award of RSUs and Grant of Options” in this section below.

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Administration: The 2018 Share Compensation Plan is administered by the CESGC, which determines, from time to time, the eligibility of persons to participate in the 2018 Share Compensation Plan, when RSUs and options will be awarded or granted, the number of RSUs and options to be awarded or granted, the vesting criteria for each award of RSUs and grant of options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Restriction on the Award of RSUs and Grant of Options: Certain restrictions on awards of RSUs and grants of options apply as follows: (a) the total number of common shares issuable to any one person under the 2018 Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (b) the number of common shares reserved for issuance under the 2018 Share Compensation Plan together with any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (c) the number of common shares issuable to insiders under the 2018 Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (d) the number of common shares issued to insiders under the 2018 Share Compensation Plan and any other share compensation arrangements within any one-year period cannot exceed 5% of the common shares then outstanding; and (e) the number of common shares issued to any one person within any one-year period cannot exceed 5% of the common shares then outstanding. In addition, consistent with the guidelines of certain governance rating agencies relating to participation of non-employee directors in option plans, the number of common shares reserved for issuance over the life of the 2018 Share Compensation Plan to non-employee directors pursuant to options under the 2018 Share Compensation Plan is limited to 1.00% of the common shares then issued and outstanding. Further, annual grants are limited to a grant value of C$100,000 per non-employee director per year based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units:

(a)	Mechanics for RSUs: RSUs awarded to participants under the 2018 Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the 2018 Share Compensation Plan. Each RSU awarded conditionally entitles the holder thereof to the issuance of one common share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the 2018 Share Compensation Plan will be redeemed for common shares issued from treasury once the vesting criteria established by the CESGC at the time of the award have been satisfied.
(b)	Vesting: The 2018 Share Compensation Plan provides that: (i) at the time of the award of RSUs, the CESGC will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance-vesting; (iii) RSUs with time-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest annually in equal thirds commencing on the first anniversary of the award date; and (iv) RSUs with performance-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest on the first day after the first anniversary of the award date of such RSUs. Currently, the CESGC has determined that performance-based RSUs will, subject to the achievement of pre-determined performance objectives, vest on the first day after the third anniversary of the award date of such RSUs. It is the CESGC’s current intention

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that RSUs will be awarded with both time-based vesting provisions and performance-based vesting provisions as components of the Corporation’s long-term, at-risk, incentive compensation program.

Options:

(a)	Mechanics for Options: Each option granted will entitle the holder thereof to the issuance of one common share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the 2018 Share Compensation Plan are exercisable for common shares issued from treasury once the vesting criteria established by the CESGC at the time of the grant have been satisfied. However, participants may also elect to exercise options pursuant to a broker-assisted cashless exercise, which provides for a full deduction of the number of underlying common shares from the 2018 Share Compensation Plan’s reserve. Specifically, the 2018 Share Compensation Plan has a cashless exercise feature in respect of options to facilitate the required tax and source deduction remittances. Under this feature, a participant may elect a cashless exercise in a notice of exercise of options if the common shares issuable on the exercise are to be immediately sold.
(b)	Vesting: The 2018 Share Compensation Plan provides that at the time of the grant of options, the CESGC will determine the vesting criteria applicable to the granted options and that unless otherwise determined by the CESGC, options shall vest annually in equal thirds commencing on the first anniversary of the award date.
(c)	Exercise Price: The CESGC will determine the exercise price and term/expiration date of each option, provided that the exercise price shall not be less than the fair market value (i.e. weighted average trading price for the last five trading days) on the date the option is granted and no option shall be exercisable after ten years from the date on which it is granted.

Termination, Retirement and Other Cessation of Employment: A person participating in the 2018 Share Compensation Plan will cease to be eligible to participate in the following circumstances: (a) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (b) retirement; and (c) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, unless otherwise determined by the CESGC in its discretion, any unvested RSUs will be automatically forfeited and cancelled and any unvested options will be automatically cancelled, terminated and not available for exercise. Any vested options may be exercised only before the earlier of: (i) the termination of the option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all unvested RSUs must be forfeited and cancelled and all options are (whether or not then exercisable) automatically cancelled. If a person retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested performance-based RSUs will not be forfeited or cancelled and instead shall vest after the retirement has occurred (as if it had not occurred), but only if the performance vesting criteria are met on the applicable measurement date.

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Blackout Periods: Under the 2018 Share Compensation Plan, should the vesting of an RSU fall, or the term of an option expire on a date that falls, within a blackout period or within nine business days following the expiration of a blackout period, the vesting or expiration dated, as applicable, will be automatically extended to the tenth business day after the end of the blackout period.

Change of Control: The 2018 Share Compensation Plan provides that any unvested RSUs and any unvested options will vest at such time as determined by the CESGC such that RSU and option holders will be able to participate in a change of control transaction, including by surrendering such RSUs and options to the Corporation or a third party or exchanging such RSUs and options for consideration in the form of cash and/or securities.

Transferability: RSUs awarded and options granted under the 2018 Share Compensation Plan are non-transferable other than in accordance with the 2018 Share Compensation Plan.

Amendment Provisions in the 2018 Share Compensation Plan: The Board may amend the 2018 Share Compensation Plan or any RSU or option at any time without the consent of any participants under the 2018 Share Compensation Plan provided that such amendment shall:

(a)	not adversely alter or impair any RSU previously awarded or any option previously granted except as permitted by the adjustment provisions of the 2018 Share Compensation Plan;
(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and
(c)	be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments:
(i)	amendments of a “housekeeping nature”, including any amendment to the 2018 Share Compensation Plan or a RSU or option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the 2018 Share Compensation Plan or a RSU or option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;
(ii)	amendments that are necessary for RSUs or options to qualify for favourable treatment under applicable tax laws;
(iii)	a change to the vesting provisions of any RSU or any option (including any alteration, extension or acceleration thereof);
(iv)	a change to the termination provisions of any option (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

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(v)	the introduction of features to the 2018 Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants under the 2018 Share Compensation Plan to such broker who would purchase common shares through the facilities of the TSX for such persons;
(vi)	the introduction of features to the 2018 Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump-sum cash payments to participants under the 2018 Share Compensation Plan;
(vii)	the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the 2018 Share Compensation Plan reserve (which amendment has been made in respect of options to facilitate the required tax and source deduction remittances); and
(viii)	change the application of adjustment and change of control sections.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the 2018 Share Compensation Plan would:

(a)	increase the fixed maximum number of common shares issuable under the 2018 Share Compensation Plan, other than by virtue of the adjustment provisions in the 2018 Share Compensation Plan, or change from a fixed maximum number of common shares to a fixed maximum percentage of issued and outstanding common shares;
(b)	increase the limits referred to in this section above under “Restriction on the Award of RSUs and Grant of Options”;
(c)	permit the award of RSUs to non-employee directors of the Corporation or a change in the limitations on grants of options to non-employee directors;
(d)	permit RSUs or options to be transferable or assignable other than for normal estate settlement purposes;
(e)	reduce the exercise price of any option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person);
(f)	extend the term of any option beyond the original term (except if such period is being extended by virtue of a blackout period); or
(g)	amend the amendment provisions in the 2018 Share Compensation Plan.

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Indebtedness of Directors and Officers

During the most recently completed financial year and as at the date hereof, no director, proposed nominee for election as a director, officer, employee or associate of any such persons has been or is indebted to the Corporation nor has the Corporation guaranteed any loans on behalf of any of these individuals.

Interest of Management and Others in Material Transactions

Management of the Corporation is not aware of a material interest, direct or indirect, of any director or officer of the Corporation, any director or officer of a body corporate that is itself an insider or subsidiary of the Corporation, any proposed nominee for election as a director of the Corporation, any principal shareholder, or any associate or affiliate of any such person, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Directors and Officers Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance for the officers and directors of the Corporation which provides coverage in the amount of US$80 million in each policy year. The deductible amount on the policy is US$5 million and the total annual premium for the policy for 2024 is US$0.7 million, which excludes any commissions paid to brokers.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The CBCA, which governs the Corporation, sets out detailed requirements to be complied with for shareholder proposals and provides that they must be received between December 2, 2024 and January 30, 2025 to be considered for inclusion in the management information circular and the form of proxy for the 2025 annual meeting of shareholders, which is expected to be held on or about May 13, 2025.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com. Financial information is provided in the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2023.

In addition, copies of the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2023 may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

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DIRECTORS’ APPROVAL

The directors of the Corporation have approved the contents and the sending of this Circular.

DATED as of March 14, 2024.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lloyd Hong”
Chief Legal Officer & Corporate Secretary

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SCHEDULE “A”

FRANCO-NEVADA CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

1.	PURPOSE

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors (the “Board of Directors” or “Board”) of Franco-Nevada Corporation (“Franco-Nevada”). The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of Franco-Nevada with the highest standards of ethical conduct and in the best interests of Franco-Nevada.

2.	COMPOSITION

The Board of Directors shall be composed of between 6 and 12 individuals, the majority of whom will be Canadian residents. The Board shall be constituted with a majority of individuals who qualify as “independent” directors as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices.

3.	RESPONSIBILITIES OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for the stewardship of Franco-Nevada and in that regard shall be responsible for:

(a)	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;
(b)	enhancing the reputation, goodwill and image of Franco-Nevada;
(c)	adopting a strategic planning process and reviewing, on an annual basis, the strategic plan and business objectives of Franco-Nevada (taking into account, among other things, the opportunities and risks of Franco-Nevada’s business) that are presented by management;
(d)	the identification and review of the principal risks of Franco-Nevada’s business and ensuring, with the assistance of the audit committee of the Board (the “Audit and Risk Committee”), the implementation of appropriate risk management systems;
(e)	ensuring, with the assistance of the Compensation and ESG Committee of the Board (the “Compensation and ESG Committee”), the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable laws, and that such compliance is reviewed periodically by the Compensation and ESG Committee;

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(f)	assessing the performance of Franco-Nevada’s executive officers, monitoring succession plans and periodically monitoring the compensation levels of executive officers based on the determinations and recommendations made by the Compensation and ESG Committee;
(g)	ensuring internal control and management information systems are in place for Franco-Nevada, with the Audit Committee assessing the effectiveness of the internal control and management information systems through meetings held with the external auditors, as appropriate, and senior management and a review of reports prepared by senior management;
(h)	establishing the Audit and Risk Committee as a standing audit committee of the Board;
(i)	developing Franco-Nevada’s approach to corporate governance by establishing the Compensation and ESG Committee as a standing committee of the Board, including developing a set of corporate governance principles and guidelines that are specifically applicable to Franco-Nevada;
(j)	ensuring that Franco-Nevada has in place a communication policy which enables Franco-Nevada to effectively communicate with shareholders, other stakeholders and the public generally, and is reviewed at such intervals as the Board deems appropriate; and
(k)	establishing measures for receiving feedback from stakeholders.
4.	EXPECTATIONS OF DIRECTORS

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)	Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.
(b)	Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, the Chief Executive Officer and any other appropriate executive officer(s) of Franco-Nevada to ask questions and discuss agenda items prior to meetings.
(c)	Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of Franco-Nevada, including its financial statements, and the risks it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.
(d)	Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to Franco-Nevada. This duty of loyalty mandates that the best interests of Franco-Nevada take precedence over any other interest

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possessed by a director. Directors are expected to conduct themselves in accordance with Franco-Nevada’s Code of Business Conduct and Ethics.
(e)	Other Directorships and Significant Activities. Franco-Nevada values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. No director should serve on the board of a competitor or of a regulatory body with oversight of Franco-Nevada. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to Franco-Nevada. Directors should advise the chair of the Compensation and ESG Committee and the Chief Executive Officer before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to Franco-Nevada.
(f)	Contact with Management and Employees. All directors should be free to contact the Chief Executive Officer at any time to discuss any aspect of Franco-Nevada’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of Franco-Nevada. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer in meetings of the Board of Directors and committees, or in other formal or informal settings.
(g)	Speaking on Behalf of Franco-Nevada. It is important that Franco-Nevada speak to employees and outside constituencies with a single voice, and that management serve as the primary spokesperson. As a result, directors should ensure that they adhere to Franco-Nevada’s disclosure policy.
(h)	Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

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5.	MEASURES FOR RECEIVING SHAREHOLDER FEEDBACK

All publicly disseminated materials of Franco-Nevada shall provide for a mechanism for feedback from shareholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the Board of Directors on a semi-annual basis or at such other interval as they see fit. Specific procedures for permitting shareholder feedback and communication with the Board will be prescribed by Franco-Nevada’s disclosure policy approved by the Board.

6.	MEETINGS

The Board of Directors will meet not less than four times per year: three meetings to review quarterly results and one prior to the issuance of the annual financial results of Franco-Nevada.

7.	INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

8.	EXPECTATIONS OF MANAGEMENT OF FRANCO-NEVADA

Management shall be required to report to the Board of Directors at the request of the Board on the performance of Franco-Nevada, management’s concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair of the Board any significant developments, changes, transactions or proposals respecting Franco-Nevada.

9.	ANNUAL EVALUATION

At least annually, the Board of Directors through the Compensation and ESG Committee shall, in a manner it determines to be appropriate:

(a)	conduct a review and evaluation of the performance of the Board and its members, its committees and their members, including the compliance of the Board with this mandate and of the committees with their respective charters; and
(b)	review and assess the adequacy of this mandate on an annual basis.

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SCHEDULE “B”

NON-GAAP FINANCIAL MEASURES

Cash Costs and Cash Costs per GEO

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO Sold

	For the three		For the year
	months ended		ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2023	2022	2023	2022

Total costs of sales	$114.0	$119.3	$452.4	$463.1
Depletion and depreciation	(68.9)	(73.5)	(273.1)	(286.2)

Cash Costs	$45.1	$45.8	$179.3	$176.9

GEOs	152,351	183,886	627,045	729,960

Cash Costs per GEO sold	$296	$249	$286	$242

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and earnings (loss) per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;

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●	Gains/losses on investments;
●	Foreign exchange gains/losses and other income/expenses; and
●	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA

	For the three		For the year
	months ended		ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2023	2022	2023	2022

Net (loss) income	$(982.5)	$165.0	$(466.4)	$700.6
Income tax expense	22.7	30.0	102.2	133.1
Finance expenses	0.8	0.7	2.9	3.2
Finance income	(16.3)	(6.7)	(52.3)	(12.6)
Depletion and depreciation	68.9	73.5	273.1	286.2
Impairment losses	1,173.3	—	1,173.3	—
Gain on sale of royalty interest	—	—	(3.7)	—
Foreign exchange (gain) loss and other (income) expenses	(12.3)	(0.1)	(14.4)	(3.6)

Adjusted EBITDA	$254.6	$262.4	$1,014.7	$1,106.9
Basic weighted average shares outstanding	192.1	191.7	192.0	191.5

Basic (loss) earnings per share	$(5.11)	$0.86	$(2.43)	$3.66
Income tax expense	0.12	0.16	0.53	0.70
Finance expenses	—	—	0.02	0.02
Finance income	(0.09)	(0.03)	(0.27)	(0.07)
Depletion and depreciation	0.36	0.38	1.42	1.49
Impairment losses	6.11	—	6.11	—
Gain on sale of royalty interest	—	—	(0.02)	—
Foreign exchange (gain) loss and other (income) expenses	(0.06)	—	(0.08)	(0.02)

Adjusted EBITDA per share	$1.33	$1.37	$5.28	$5.78

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Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted EBITDA Margin to evaluate the Corporation’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin

	For the three		For the year
	months ended		ended
	December 31,		December 31,
(expressed in millions, except Adjusted EBITDA Margin)	2023	2022	2023	2022

Adjusted EBITDA	$254.6	$262.4	$1,014.7	$1,106.9
Revenue	303.3	320.4	1,219.0	1,315.7

Adjusted EBITDA Margin	83.9%	81.9%	83.2%	84.1%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Unusual non-recurring items; and
●	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance

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because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income

	For the three		For the year
	months ended		ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2023	2022	2023	2022

Net (loss) income	$(982.5)	$165.0	$(466.4)	$700.6
Impairment losses	1,173.3	—	1,173.3	—
Gain on sale of royalty interest	—	—	(3.7)	—
Foreign exchange (gain) loss and other (income) expenses	(12.3)	(0.1)	(14.4)	(3.6)
Finance income related to repayment of Noront loan	—	—	—	(2.2)
Tax effect of adjustments	(5.6)	—	(4.0)	2.8
Other tax related adjustments
Change in unrecognized deductible temporary differences	—	—	(1.7)	—

Adjusted Net Income	$172.9	$164.9	$683.1	$697.6
Basic weighted average shares outstanding	192.1	191.2	192.0	191.5

Basic (loss) earnings per share	$(5.11)	$0.86	$(2.43)	$3.66
Impairment losses	6.11	—	6.11	—
Gain on sale of royalty interest	—	—	(0.02)	—
Foreign exchange (gain) loss and other (income) expenses	(0.07)	—	(0.07)	(0.02)
Finance income related to repayment of Noront loan	—	—	—	(0.01)
Tax effect of adjustments	(0.03)	—	(0.02)	0.01
Other tax related adjustments
Change in unrecognized deductible temporary differences	—	—	(0.01)	—

Adjusted Net Income per share	$0.90	$0.86	$3.56	$3.64

Adjusted Net Income Margin

Adjusted Net Income Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted Net Income divided by revenue. Franco-Nevada uses Adjusted Net Income Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted Net Income Margin to evaluate the Corporation’s ability to contain costs relative to revenue. Adjusted Net Income Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

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Calculation of Adjusted Net Income Margin

	For the three		For the year
	months ended		ended
	December 31,		December 31,
(expressed in millions, except Adjusted Net Income Margin)	2023	2022	2023	2022

Adjusted Net Income	$172.9	$164.9	$683.1	$697.6
Revenue	303.3	320.4	1,219.0	1,315.7

Adjusted Net Income Margin	57.0%	51.5%	56.0%	53.0%

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Franco-Nevada
Franco-Nevada

Franco Nevada

WORLD GOLD COUNCIL MEMBER

FRANCO-NEVADA.COM

TSX/NYSE: FNV

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